As filed with the Securities and Exchange Commission on October __, 2002 Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 20-FR12G

                                   (Mark one)

[x ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[  ] Annual report pursuant to Section 13 or 15(d) of the Securities  Exchange
     Act of 1934

                  For the fiscal year ended __________________

                                       or

[  ] Transition  report  pursuant  to Section  13 or 15(d) of the  Securities
     Exchange Act of 1934

              For the transition period from _________ to _________

                        Commission file number _________

                                MYCOBIOTECH LTD.
                               -----------------
              (Exact Name of Registrant as Specified in Its Charter)

                                    Singapore
                 (Jurisdiction of Incorporation or Organization)

       12 Science Park Drive, #04-01 The Mendel, Singapore Science Park 1,
                                Singapore 118225
       -------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                  Please send copies of all communications to:

                               Hank Vanderkam, Esq.
                               David M. Loev, Esq.
                               Vanderkam & Sanders
                            440 Louisiana, Suite 475
                              Houston, Texas 77002
                                 (713) 547-8900

     Securities  registered or to be registered pursuant to Section 12(b) of the
Act:

             Title of Each Class      Name of Each Exchange On Which Registered
                  None                                 None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     As of October 20, 2001, the Registrant had outstanding 25,593,548 ordinary shares.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.

         Yes         No
             ----      ----

     Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17         Item 18
                ----             -----

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

     Indicate by check mark whether registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

         Yes          No
             ----        ----

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers.


A. Directors and Senior Management.

Directors.
---------

The Board of Directors is entrusted with responsibility for the overall management of MycoBiotech Ltd (the "Company"). Information regarding the Directors is listed below:

    Name                    Address                     Position
   ------------------    --------------------          -------------
   Dr Kok Kheng Tan       5B Bright Hill Drive,
                          Singapore 579596           Chairman of the Board and
                                                     Chief Executive Officer

   Prof Chin Tiong Tan    52 Kingsmead Road,
                          Singapore 267996           Director
   Victor Ang             1 Siglap Road #04-14,
                          Singapore 448906           Director
   Dr.Alfred Wee Tiong Loh85 Namly Place,
                          Singapore 267237           Director
   David Soo Theng Lua    442A Dunearn Road,
                          Singapore 289616
   Jin Soon Tan           41 Jalan Sembilang,
                          Singapore 576884           Director
Senior Management.
-----------------

The day-to-day operations of the Company are entrusted to the Chief Execuitve Officer and an experienced and qualified team of Executive Officers responsible for the different functions of the Group. The particulars of the Executive Officers are set out below:

            Name                          Address                                Position
           ------                       ------------                           ------------

        John Edward Smith           17 Queensberry Avenue, Bearsden,     Chief Scientific Officer
                                    Glasgow G61 3LR, Scotland, UK

        Eugene Lim                  35 Jasmine Road, Singapore 576594    Group Company Secretary and
                                                                         Chief Financial Officer
        Yevindra Sepala Ilangakoon  17, Bicknor Close, Canterbury, Kent  Chief Operating
                                    CT2 7UB, England                     Officer-Europe

        Richard Poh Pheng Chia      30 Cedar Avenue                      General Manager "Marketing (Nutraceuticals And
                                    Singapore 349708                     Functional Foods)


        Ronald Han Kiang Ang        77 Nim Road, #02-03 Nim Gardens,     General Manager " Marketing
                                    Singapore 807586                     (Mushrooms)

        Franklin Leong Tian Chong   118 Serangoon North Ave 1 #03-229,
                                    Singapore 550118                     Group Accounts Manager

        Rajive Goonewardena         19 Seletar West Farmway 5            Senior Manager - Production
                                    Singapore 798057                     & Technical Support

        Thye Aun Yong               62 Kasai Road, Singapore 808309      Senior Manager " Mushroom
                                                                         Production


Scientific Advisory Board.
-------------------------

The Company has established a Scientific Advisory Board comprising scientists and clinicians with academic and commercial experience in mycology and biotechnology especially in the area of drug discovery, development and clinical use.

The board reviews and evaluates the Company's research and development programs, advises on scientific and clinical strategy, monitors scientific progress and helps identify and assess new project areas.

The members of our Scientific Advisory Board are:

Prof. John Edward Smith  DSc, FRSE (Chairman)
Dr. Raymond Chang, MD, FACP
Dr. Jong Shung-Chang, DSc
Professor Gloria Lim, DSc
Dr. David Moore, DSc, FLS
Professor Solomon P Wasser, DSc

B. Advisers.

Vanderkam & Sanders, 440 Louisiana, #475, Houston, TX 77002 act as U.S. counsel for the Company.

C. Auditors.

The audits as of Decmeber 31, 2001 and 2000 and related statements for Decmeber 31, 2001, 2000 and 1999 and conversion to US GAAP were performed by Thomas Leger & Co., 1235 N. Loop W., Ste. 907, Houston, TX 77008. They are members of the American Institute of Certified Public Accountants.

Item 2. Offer Statistics and Expected Timetable.

No Disclosure Necessary.

Item 3. Key Information.

A. Selected Financial Data " Singapore dollars have been converted into U.S. dollars at the applicable rate of excange.

                                                 Years Ended December 31,
                                          2001          2000             1999
                                         -------      ---------        --------
                                         US "000      US "000           US "000

    STATEMENT OF OPERATIONS

    Net Sales                             3,456         3,707             1,256

    Cost of Sales                        (2,883)       (2,462)            (684)
                                         -------        -------           -----
    Gross Profit                            573         1,245              572

    Operating Expenses                   (3,640)       (3,008)          (1,137)
                                         -------       -------          -------

    Loss from Operations                 (3,067)       (1,763)            (565)

    Other Income/(Expenses)                 732           (37)             (72)
                                         -------       -------          -------
    Net Loss Before Taxes                (3,799)        (1,800)           (637)

    Taxation                                  0             44              31

    Net Loss after Tax                   (3,799)        (1,844)           (668)

    Comprehensive income                    102             65              62
                                         --------       --------        --------
    Comprehensive loss                   (3,697)        (1,779)           (730)
                                         ========       ========        ========
    Loss per common share                 (0.23)         (0.14)           (.07)
                                         ========       ========        ========

   Number of ordinary shares at par
    value of $0.54                    14,002,000     12,206,000      21,109,542
    contributed

    BALANCE SHEET DATA                              US "000       US "000
    -------------------                            ----------    ---------
    Working Capital (Deficit)                        (374)        (141)
    Total Assets                                     2,515        3,714
    Long Term Debts                                    211        2,098
    Shareholders"  deficit                              49        734

                                                 Six Months Ended June 30,
                                                 ------------------------
                                                  2002               2001
                                                 ------             ------
                                                 US "000           US "000

    STATEMENT OF OPERATIONS

    Net Sales                                     1,834             1,746

    Cost of Sales                                (1,602)           (1,408)
                                                 -------           -------

    Gross Profit                                    232               338

    Operating Expenses                           (1,348)           (1,299)
                                                --------           -------
    Loss from Operations                         (1,176)             (961)

    Other Income/(Expenses)                         110               (26)
                                                --------           -------

    Net Loss Before Taxes                        (1,286)             (987)

    Taxation                                          0                 0
                                                --------           --------

    Net Loss after Tax                           (1,286)             (987)

    Comprehensive income                             32               115
                                                --------           --------
    Comprehensive loss                            1,253               (872)
                                                ========           ========

    Loss per common share                          0.06)             (0.06)
                                                ========           ========
    Number of ordinary shares at par
    value of $1.00                           21,635,272         16,837,846
    contributed

    BALANCE SHEET DATA                             US "000       US "000
    Working Capital (Deficit)                      (1,004)        (374)
    Total Assets                                    2,158        2,515
    Long Term Debts                                   176          211
    Shareholders' deficit                             642           49

The exchange rate between the U.S. dollar and the Singapore dollar for each of the past six months is as follows:

                       High        Low                        High         Low
                      -------     ------                     -------      -----
September, 2002       1.78065    1.74545      June, 2002     1.79270    1.76374
August, 2002          1.77226    1.74723      May, 2002      1.80695    1.78706
July, 2002            1.77096    1.73029      April, 2002    1.84673    1.80481

B. Capitalization and Indebtedness.

The following table sets forth the debt and capitalization of the Company as of June 30, 2002 . The data set forth below should be read in conjunction with the other financial information included elsewhere in this Registration Statement. See "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Common Stock . 54 par                                 $ 12,598,664
Paid in Capital                                          2,884,051
Retained Deficit                                       (16,262,811)
Accumulated Other Comprehensive Income                     138,404
Unsecured convertible bonds                                124,491
Grant                                                       40,044
Long-term lease obligations                                 11,939
Total long-term                                        ------------
liabilities & shareholders' deficit                    $  (465,218)
                                                       ============

C. Reasons for the Offer and Use of Proceeds.

No Disclosure Necessary.

D. Risk Factors.

The Company is subject to a number of risks and uncertainties, including those that follow. If any of the following considerations and uncertainties develops into actual events, our business, financial condition or results of operations could be materially adversely affected

Financial Risks

WE INCURRED OPERATING LOSSES IN FY1999, FY2000 AND FY2001

We incurred operating losses of $729,834, $1,778,838 and $3,697,585 for FY 1999, FY 2000 and FY 2001, respectively. In addition, we have a loss of $1,252,679 for the first six months of 2002. Such losses have resulted from high operating and interest expense and bad debts written off and provisions for the impairment of investments. Our ability to become profitable depends on a number of factors, including whether and when new products are successfully developed, market acceptance of products, competition and pricing pressures from other products, manufacturing or supply delays and our ability to sell our technology for licensing fees and royalty income. The continuing development and commercialization of our products will require the commitment of substantial resources. There can be no assurance that we will be profitable in the near future.

GOING CONCERN

Our audit opinions have been qualified on a going concern basis. Such qualification could have an adverse effect on our ability to raise equity or to obtain credit and could mean that we will be unable to continue as a going concern.

DECLINING REVENUE

Our revenue for the year ended December 31, 2001 declined by 6.8% from our revenues for the year ended December 31, 2000. However, our revenues for the first six months of 2002 totalled $1,834,542 an increase from the $1,746,374 for the first six months of 2001.

NO SHAREHOLDER EQUITY

As of December 31, 2001 and June 30, 2002 we had a deficit in shareholders equity because of our continued losses. Although $2,050,000 of new equity was raised in the third quarter of 2002, the Company may have little equity if any, as of December 31, 2002 because of the continuing losses from operations.

DEFICIT IN WORKING  CAPITAL

As of December 31, 2001 and June 30, 2002 we had a deficiency in working capital of $374,097 and $1,003,801 respectively. Because of this deficiency in working capital, the Company is unable to meet all of its financial obligations as they become due.

DECLINING PROFIT MARGINS

Our gross profit margins declined from 45.52% for the year-ended December 31, 1999 to 33.59% for the year ended December 31, 2000 to 16.57% for the year ended December 31, 2001 to 12.6% for the six months ended June 30, 2002. Because of increased competition and higher production costs, there is no assurance that we will ever be able to maintain the current gross profit margin.

WE WILL REQUIRE FINANCING

We are dependent upon the proceeds of future equity offerings or other financing to implement our business plan and to finance our working capital requirements. While we have recently completed a rights issue to shareholders, we will need to seek additional financing. Furthermore, we may decide, depending upon the opportunities available to us, to seek additional fund or equity financing to fund the costs of operations and/or expansion. To the extent that we incur indebtedness or issue debt securities, we will be subject to risks associated with incurring such indebtedness, including the risks that interest rates may fluctuate and that our cash flow may be insufficient to pay principal and interest on any such indebtedness. . There can be no assurance that financing will be available to us on commercially reasonable terms or at all. If we are unable to obtain financing, our ability to meet our current plans for expansion could be adversely affected.

LACK OF DIVIDENDS

We have not paid cash dividends on our shares since our inception. We do not intend to pay cash dividends in the foreseeable future so that we may reinvest earnings, if any, in the development of our business and in research and development ("R&D").

Business Risks

WE FACE STRONG COMPETITION FOR OUR PRODUCTS

Our nutraceuticals and functional foods are distributed to supermarkets, pharmacies and Chinese medical halls. If mushroom-based nutraceuticals and functional foods become popular, there is no assurance that other companies will not develop competing products. Such potential competitors may have substantially greater resources, as well as larger and more established marketing channels than us. Moreover, these competitors may offer broader product lines and have greater name recognition than us. There can be no assurance that we will be able to compete successfully.

The market for fresh mushrooms is rife with substitutes and alternatives, leading to pricing pressures. In recent years, we faced intense competition from fresh mushrooms imported from China, which are competitively priced. To counter this threat, we have reduced and may have to further reduce our prices. This may adversely affect our future profitability.

WE FACE RISKS RELATED TO TRADING IN FRESH MUSHROOMS

Fresh mushrooms are perishable products that require special low-temperature handling equipment for storage and transportation. Mishandling of our fresh mushrooms will lead to spoilage and loss of income . Furthermore, the trading business is executed on a credit basis. Hence the receipt of payments will depend on the creditworthiness and financial standing of our customers. Any default on payments will have a negative impact on our profitability.

OUR R&D EFFORTS MAY NOT BE SUCCESSFUL OR MAY REQUIRE A LONG PERIOD TO YIELD RESULTS

We intend to carry out clinical trials and research on medicinal properties of the medicinal mushroom. To date, we have only carried out tests on mice, but have not done so on humans. There can be no assurance that the results of these trials and research will be satisfactory. We may need to carry out further trials, which would likely be time consuming and expensive. We also carry out R&D on the cultivation of mushrooms and production of nutraceuticals and functional foods, the result of which may take 1 year to obtain. Even then, there is no assurance that these results will be commercially viable and will be able to contribute to our profitability. Should these R&D efforts not result in any commercial applications, the R&D costs may have to be written off as a one-time charge which will adversely affect our profitability.

RAPID TECHNOLOGICAL CHANGES COULD RENDER OUR TECHNOLOGY OBSOLETE

As biotechnology is a relatively young and evolving industry, there can be no assurance that our research and proprietary technology will not be rendered obsolete by other research and technology derived by our competitors. Many of our competitors have substantially greater financial and technical resources and production and marketing capabilities than us.

Our R&D costs are capitalized and amortized over a period of 20 years. Should our technology become obsolete by other research and technology, it may no longer be appropriate to apply our current accounting treatment and our remaining R&D costs may have to be written off immediately, affecting our profitability accordingly.

WE FACE RISKS IN OUR EXPANSION TO OVERSEAS MARKETS

In the past, our operations have largely been confined to Singapore. As part of our growth strategy, we intend to expand our businesses into other countries. In particular, we are in the process of setting up subsidiaries and joint venture companies in Malaysia, Europe and Canada for the supply of medicinal mushrooms, nutraceuticals and functional foods. Consequently, the success of our business depends not only on our ability to penetrate these new markets but also the political, economic and social conditions in the countries in which we operate. Any adverse changes in the conditions mentioned above will have an adverse impact on our operations.

WE ARE DEPENDENT ON THE PERFORMANCE OF OUR JOINT VENTURE PARTNERS

Typically, we take an equity stake of not more than 50% in our joint venture companies such as Everbloom Biotechnology (Canada) Ltd. There is no assurance that we will be able to exercise significant influence over the management of such joint venture companies, or if we are able to, that such influence will not decline due to political uncertainties or new governmental regulations such as restrictions on ownership. Our inability to influence these companies may have a material adverse impact on our operations and financial position. In particular, under our expansion strategy, we expect to only provide the technology and technical consultants to our overseas associates. We anticipate that our business partners will provide the working capital and be responsible for management of these associate companies. As such, any shortfall in working capital or failure in the management of our joint venture companies will have a material impact on our financial position. For example, our potential joint venture partner, P.T Randhoetatah Cemerlang, currently requires funding from our Company to repay its debts of approximately US$0.95 million to the banks.

OUR NEW PRODUCTS MAY NOT GAIN WIDESPREAD ACCEPTANCE

We have developed a range of mushroom-based nutraceuticals and functional foods for which there are no established markets. Many of our products are still under development and there can be no assurance that such products will be successfully developed or commercialized on a timely basis, or at all. There is no guarantee that our new products will gain wide acceptance by consumers. The successful launch of our new products is dependent upon our ability to educate and create awareness of the potential benefits of such products among consumers and also the ability of our health products to suit the demands and needs of consumers. Inability to achieve a significant level of market acceptance will have an adverse impact on our profitability and financial position.

AVAILABILITY   OF  THE  MAIN  RAW  MATERIAL  WILL  AFFECT  OUR   PRODUCTION  AND
PROFITABILITY

Wood sawdust is the main raw material in our production of mushrooms under an artificial environment and accounts for 45% of total material costs. Presently, we are not dependent on any single distributor for our supply of wood sawdust. Our ability to switch to alternative suppliers allows us to take advantage of favorable pricing. Nevertheless, any shortage of supply of wood sawdust are likely to have a negative impact on production output and our profitability.

RELATED PARTY TRANSACTIONS

The majority of our products are marketed by a related party. Because of this relationship, there is no guaranty that the Company"s products are sold at the best selling price available.

Operational Risks

WE ARE RELIANT ON DISTRIBUTORS

We  are  distributing  our  nutraceuticals  and  functional  foods  through  new third-party distributors. Our agreements with these third-party distributors contain no minimum purchase requirements. These distributors have no proven track record with us and we are reliant on the efforts of these distributors in selling our products. There is no assurance that such efforts will be successful.  There  can  be  no  assurance  that  we  will  always  be  able  to successfully maintain marketing, distribution or sales capabilities or make arrangements with third parties to perform those activities on terms satisfactory to us.

In addition we are launching new MycoMed nutraceuticals and mushroom based skin care products through multi-level marketing. Our agreements with qualified distributors under the scheme specifies only a very low minimum purchase requirement. There is therefore no assurance that these distributors will actively sell the products or will continue to sell the products in the medium to long term.

WE ARE RELIANT ON CONTRACT MANUFACTURERS

Our Linzir range of products such as Lingzhi-shiitake capsules and extracts have to be approved by the Singapore Ministry of Health (MOH) before they can be sold in Singapore. We have appointed Beacon Chemicals Pte Ltd, a MOH-approved manufacturing company, to produce these products. We are dependent on this third-party production facility to ensure that the contents of these products meet the requirements of MOH, while maintaining product quality and acceptable manufacturing costs.

Should this manufacturing relationship terminate or should any supplier not be able to satisfy our quality requirements, our supply for these goods will be affected. There can be no assurance that we will be successful in forming new manufacturing relationships or that we will be able to do so on commercially reasonable terms.

WE ARE DEPENDENT ON PATENTS AND PROPRIETARY TECHNOLOGY

We regard our proprietary rights on the findings of our R&D activities and patents on mushroom cultivation technology such as the Everbloom Process as being critical to our success. We have been able to license our technology and products formula to third parties by virtue of our patents and trademarks. However, there is no assurance that patents issued to us will not be invalidated or circumvented in the future or that the rights created there under will continue to provide a competitive advantage. Should we not be able to protect our proprietary rights sufficiently, our source of revenue will be adversely affected.

We rely heavily on a combination of patents, copyrights, trademarks, non-disclosure agreements and licenses to protect our expertise. We also rely on confidentiality agreements with our employees and strive to limit access to the distribution of proprietary information. Despite these precautions, there is a possibility that unauthorized third parties may adopt, copy or modify certain of our research results, methodology and technology. In particular, we have granted exclusive rights to our joint venture partners and other third parties to access certain of our research results and technology. We generally enter into confidentiality agreements with these parties to reduce the access of such information to outside parties. However, there is no assurance that, after taking the appropriate steps to prevent such leakage of proprietary information, our competitors and other unauthorized third parties will not gain access to such information. Furthermore, the laws of some countries do not adequately protect our intellectual properties. In the event that patents expire, or in countries where patents have not been granted, we are also exposed to the risk of competitors attempting to duplicate our expertise.

From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are used by us. Litigation may be necessary to defend against alleged infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation may also be necessary to enforce and protect our traded secrets and other intellectual property rights owned by us. Any such litigation could be costly and may divert the management"s attention, either of which could have a material adverse effect on our business, financial conditions and results of operations. Adverse determinations in such litigation could result in the loss of our proprietary rights and/or prevent us from manufacturing or selling our products or services, which could adversely disrupt the conduct of our business.

We have not conducted a formal patent search relating to the technology used in our products or services. In addition, patent applications in certain countries are not publicly disclosed until the patents are granted. Thus, we cannot be certain that our products do not or will not infringe upon valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We cannot rule out the possibility that we may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of business. If such claims do arise, we may incur substantial expenses and resources in defending against these third-party infringement claims, regardless of their merit. Any successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

DEPENDENCE ON KEY PERSONNEL

We are dependent on the expertise, abilities and continued services of Dr. K K Tan. The loss of the services of Dr. K K Tan could have a material adverse effect on our operations. Our ability to continue to produce, develop and market our technology also depends, in a large part, on our ability to attract and retain qualified personnel. Competition for such personnel is intense and no assurance can be given that we will be able to attract and retain such personnel.

IT MAY BE DIFFICULT TO SERVE US WITH LEGAL PROCESS OR ENFORCE JUDGMENTS AGAINST US OR OUR MANAGEMENT

We are a Singapore holding company, and all or a substantial portion of our assets are located in the Far East. In addition, all but one of our directors and officers are non-residents of the United States, and all or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of Singapore, Malaysia or Indonesia would enforce:

- judgements of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

-    in  original   actions   brought  in  Singapore,   Malaysia  or  Indonesia,
     liabilities against us or non-residents based upon the securities laws of the United States or any state.

SOME INFORMATION ABOUT US MAY BE UNAVAILABLE DUE TO EXEMPTIONS UNDER THE EXCHANGE ACT FOR A FOREIGN PRIVATE ISSUER.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies, including:

- the rules under the Exchange Act requiring the filing with the Securities & Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

- the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

- the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing' trading transaction.

Because of these exemptions, investors are not provided the same information which is generally available about public companies organized in the United States.

Item 4. Information on the Company.

A. History and Development of the Company.

MycoBiotech Ltd is a group of companies involved in producing mushroom related nutraceuticals, functional mushroom based food products, including fresh mushrooms, biopharmaceutical products and technology-based cultivation processes. At least three quarters of our revenues are derived from the growing and marketing of fresh mushrooms.

The Company was incorporated under the Singapore Companies Act in Singapore on May 22, 1980 as a private company limited by shares under the name of Tan Mushroom Laboratories (Pte) Ltd. The name was subsequently changed to Everbloom Mushroom (Pte) Ltd in 1981, to Everbloom Biotechnology (Pte) Ltd in 1984 and to MycoBiotech Pte Ltd in November 1999. The Company changed its name again to "MycoBiotech Limited" on September 28, 2000 and became a public limited company. Its registered office address is 12 Science Park Drive #04-01, The Mendel Singapore Science Park 1, Singapore. In 1985, we incorporated another company, Everbloom Mushroom Pte Ltd ("Everbloom Mushroom"), to undertake mushroom cultivation while Everbloom Biotechnology focused on the R&D of the mushroom cultivation process as well as the medicinal properties of Shiitake mushroom.

In 1988 we incorporated a new subsidiary, Everbloom International Technology, to handle the worldwide licensing of our patented mushroom cultivation technology, the Everbloom Process. Everbloom Biotechnology was the holding company of Everbloom International Technology and Everbloom Mushroom.

In 1989 Everbloom Health Food was formed to undertake the research and development of nutraceuticals products and functional foods.

Our Company collaborated with the Department of Bioscience & Biotechnology of the University of Strathclyde in the study of growing Shiitake mycelia in fermentor culture in 1990. A suitable medium was found which yielded high biomass concentration, and the physiological paramenters for fermentation media studied. The mycelia, mushrooms and fermentation media were extracted for bioactive polysaccharide and these were tested to study the effectiveness of the Ig anti-body stimulation in mice. The results showed that the greatest stimulation of anti body production occurred when the mice were injected with polysaccharide extracted from the fementor media. In all cases when extracted polysaccharide were used, the stimulation of Anti body production was considerable.

Since 1990 the Company also collaborated with Professor Mary Ng of the Department of Microbiology, National University of Singapore in the extraction of bioactive components from the Shiitake Mushrooms. A mycoviral fraction (polyethylene glycol extractable) and a polysaccharide fraction (a glucan) have been demonstrated to be anti-tumour in mice. Tumour inhibition of up to 95% was demonstrated for the a glucan fraction. Increase in production of interferon (gamma) IFN , Interleukin-2 (IL-2L) and tumour neurosis factor-alpha (TNF-a) was also observed in these studies demonstrating that the body"s immune response had been activated.

Building on our experience in the cultivation of Shiitake mushroom under artificial conditions, we started to expand overseas in 1998. In December 1998, we incorporated two companies in the U.K, MycoTechnology Ltd UK and Mycoceuticals Ltd - UK, with the intention of growing and selling of exotic mushrooms and the manufacture and trading of mushroom-based nutraceuticals and functional foods respectively in the U.K and Europe.

In July 1999 MycoPharma was incorporated with the primary purpose of undertaking research and development of biopharmaceuticals and nutraceuticals products and the clinical trials of these products.

In August 2000 we incorporated Everbloom Mushroom (Kent) Ltd to operate the mushroom facility in Kent, UK.

In September 2000, we invested into MedMyco Ltd, an Israeli Biotechnology company involved in the development and manufacturing of drugs and dietary supplements from edible and medicinal mushrooms.

In June 2001, we entered a 50:50 joint venture with 936450 Ontario Ltd and Horus Capital Ltd (O & HC) for the rights to use our Mushroom Technology in North America. O & HC are investment companies of Mr Philip Knight and Mr Michael Capizzano focused on investments in agricultural companies. Everbloom Biotechnology (Canada) Ltd, is to be a holding company for companies set up to grow and sell exotic mushroom in North America, as well as the sale of nutraceuticals and functional foods. A Shiitake mushroom farm has been built in Ontario, Canada.

In 2002, the company acquired the intellectual property relating to the isolation and characterization of fungal growth hormones called Fungiflex and Fungiflex2 from Dr David Moore and Dr Lily Novak Frazer, two fungal developmental biologists from the University of Manchester, UK. The acquisition strengthens our knowledge-based biopharmaceutical business, and will enable us to further research into and develop new fungicides for the world market.

The chart on the following page illustrates our current organizational structure.

[Graph Omitted]


B. Business Overview

General


The Company was founded by Dr. Kok Kheng Tan to commercialize his research on technology-based production of Shiitake and other exotic mushrooms. This technology-based process uses a combination of specially formulated substrate mixture and controlled environmental conditions. Today, the Company has focused on the following business activities.

a. Research and clinical trials of the potential anti-cancer, immune enhancing and other medicinal properties of mushrooms for further development into biopharmaceutical products;

b.   Research,   development  and  sale  of  mushroom-based  nutraceuticals  and functional foods;

c. Research and development of technology-based commercial production of exotic mushrooms.

d.   Licensing of the Company"s patented mushroom cultivation technology and the
     extraction  and  formulation  of  various  mushroom-based   nutraceuticals,
     functional foods and biopharmaceutical products; and

e.   Production and Sales of different types of mushrooms;

Business and Growth Strategy

Promotion of mushroom related nutraceuticals and functional foods and mushrooms

The Company believes that there is a long-term global trend towards preventive medicine as opposed to curative medicine. Therefore there should be a growing market in the nutraceuticals and functional foods sector. The relaxation of certain labelling laws, particularly in the US, that now allows for some health claims to be labelled on health supplements should further drive growth in the sector.

As mushrooms have a long history of use in traditional Eastern (Chinese and Japanese) medicine, Mycobiotech will promote the potential benefits of mushroom-based nutraceuticals and functional foods to an increasingly health conscious global population. The nutraceuticals market alone was worth US$92billion in 2000 (1).

Our Chief Scientific Officer has just completed a major review on medicinal mushrooms and cancer in conjunction with Dr R.Sullivan, head of Clinical Programmes for Cancer Research UK. This review is the most comprehensive review of information about the way medicinal mushrooms are used in Japan, China and Korea, where they have been reported to have anti tumour properties and to stimulate the immune system to fight diseases. This publication and the public relations programme organised after the release of the review should help create awareness in the Western world about the medicinal benefits of exotic mushroom viz shiitake, lingzhi (Reishi), maitake, oyster mushrooms and enoki (golden mushrooms).

Research and development

We are internationally known in the field of fungi research and have collaborated closely with some of the most renowned research institutes worldwide, namely the Department of Bioscience & Biotech, University of Strathclyde; Department of Microbiology, National University of Singapore; and the University of Haifa. To capitalise on our strength in this area, and if finances permit, we plan to set up a world-class research and development division, which will focus on anti-cancer and cholesterol lowering and anti-diabetic research. The research findings can be used to substantiate health claims in the Company"s products and it will also ensure a steady product pipeline.

Broadening our product line for mushroom and mushroom-related products

With the Company"s continued research and development efforts on the different medicinal properties of mushrooms, it plans to broaden its product offering to cater to the different segments of the nutraceutical and biopharmaceutical market. The Company plans to launch four new products in 2002 and three other new products in 2003.

Expansion of our business globally through joint ventures and acquisitions

To increase our customer base and expand our market, we have entered into joint ventures or have acquired companies that are synergistic to our mushroom related businesses in Asia, Europe and North America. We will also shift the production of mushrooms to low-cost regions in order to capitalise on the lower cost of raw material, labour and power. We will distribute mushrooms and mushroom-based products through our overseas subsidiaries or associated companies which are located in Canada, Malaysia, UK and Indonesia. Each of these companies will be responsible for the management of its profitability, geographical areas of distribution and network of distribution agents. MycoTechnology Ltd, UK is responsible for the distribution of mushrooms and Mycoceuticals Ltd, UK for nutraceutical products and functional foods in the UK and Europe. Everbloom Canada will be responsible for the Canadian and North America markets for all products. In Malaysia the distribution of nutraceutical and functional foods are undertaken by our associate company, Everbloom Nutraceuticals Malaysia. We intend to engage distributors with proven track records in the respective geographical areas to gain access to supermarkets, health specialty shops and pharmacies. Our Indonesia subsidiary, PT Randhoetatah Cemerlang will leverage on Indonesia"s low cost structure to grow mushrooms and also manufacture certain of our Company"s products.

Notes :

(1) Biotech 2000; Life Sciences change and challenges Burrill & Co.

Nutraceuticals and Functional Foods

Overview

Recent market activities indicate that there is a substantial increase in the sale of mushroom as nutraceuticals and functional foods. Increasingly, Shiitake based capsules, health supplements and beverages are being offered to consumers worldwide(1).

This is the result of an increasing health conscious population which will be the key driver for continued strong growth for food products with demonstrable health benefits. In Asia, certain food products have long been regarded for their medicinal properties. The Chinese believe that the treatment of various diseases can be cured through the consumption of mushrooms. The trend is catching on in the US and Europe, where it has been reported that one third of consumers regularly select food items for specific medicinal uses. We believe that the increasing acceptance and awareness of medicinal values of such nutraceutical foods as well as increasing scientific evidences that confirm the remedial values of mushrooms will result in a rise in the demand for our products.

The three major markets targeted by the Company for mushroom-related health supplements and functional foods in the year 2003 will be Singapore, Malaysia and the United Kingdom. Additional markets for 2003 through to 2004 include North America, Australia, Korea, Japan, Thailand and Philippines.

Current Products

Presently we have introduced three nutraceuticals - Linzir capsules, Linzir Elixir extracts and Essence Of Shiitake, into the market.

Linzir capsules contain concentrated extracts of Lingzhi and Shiitake. Both Lingzhi and Shiitake contain polysaccharides and triterpenoids which have been found to enhance the body"s well being, help overcome fatigue, relieve asthma, fight bacteria, lower blood pressure, prevent HIV infection, increase white blood cells, improve digestion and boost sexual stamina).

Linzir Elixir is a liquid extract of the Lingzhi and Shiitake mushrooms blended with honey. It is targeted at consumers who prefer liquid to capsules and essentially contains all the medicinal benefits found in the Linzir capsules.

Essence of Shiitake is a concentrated liquid extract of Shiitake mushrooms hygienically packed, sterilised and sealed in a 2.5 oz glass bottle containing all the nutritional benefits of Shiitake mushrooms. It is a health supplement which relieves fatigue and enhances the body"s overall well being. It also contains a particular polysaccharide component of Shiitake mushroom, lentinan, which has been confirmed through research, to be an immuno enhancer). Lentinan has been found to reduce tumour growth and to prolong the life of cancer patients).

Our functional foods may be summarized into the following categories given below: -

Mushroom Crunchies are snacks made of vacuum fried mushrooms in 50gm canisters or packs and are available in four flavours. This latest healthy snack has been well received in Singapore where it was first released. The feedback from consumer groups in Malaysia, the U.K, North America and Australia have been very good and hence this product is also expected to produce outstanding sales in these other markets

     Shiitake Superior Soups are soups containing abalone, scallops and Shiitake mushrooms. Eight varieties have been formulated and commercialised for sale;

     Shiitake Herbal Soups which contain Shiitake and traditional Chinese herbs doubled-boiled with chicken. Six varieties are commercially available;

     Shiitake In Sauces are pour-over sauces that contain Shiitake mushroom with various other oriental and western sauces. Eight varieties are available commercially;

Oriental Gourmet and Exotic Mushroom Soups which contain Shiitake and other mushrooms with local flavours and ingredients. 18 varieties are available commercially and Mushroom Pickles are mushrooms preserved as pickles that are available in three varieties.

Sales and Marketing

We have promoted our nutraceuticals and functional foods by participating in trade fairs such as Vitafood International in Geneva, Natural Food Expo in the UK and the Natural Food Expo in USA. We intend to raise our profile and increase the market exposure of our products by participating in trade shows and exhibitions as well as through publication of research findings and advertisements in selected journals and magazines in the field of science and biotechnology. We would undertake advertisements through the print media and broadcast media as well as special events and publicity programmes to bring awareness to the public at large. Through our worldwide web on Internet, www.mycobiotech.com and www.mushroom-shop.com we have been able to provide our latest research finding and commercial information of our products to prospective customers besides marketing all our products worldwide.

Singapore/ Malaysia Distribution

Diethelm Singapore Pte Ltd, a leading warehousing and distribution company in Singapore for healthcare and consumer products, handles the distribution of our health supplements. Unlike other distributors, Diethelm relies on its strong team of sales personnel to cover the various market segments of the local retail market such as pharmacies, health specialty shops, traditional medical halls and supermarkets. They also provide a wide range of services ranging from warehousing and distribution, collection facilities, IT support and product registration.

Marketing and distribution of functional foods in Singapore are presently undertaken by the Company"s in-house team of sales and marketing personnel. The products are distributed through chains such as Daimaru, Watsons, NTUC Unity, Guardian Pharmacy and Apex Pharmacy, as well as traditional medical halls. Distribution is also complemented by the Company"s own specialty Mushroom Shops.

In Malaysia, FFM Sdn Bhd a leading wholesaler and distributor undertakes the distribution of our nutraceuticals and functional food product. With their wide network of retailers they are able to penetrate the different market segements.

We have a new plan to distribute selected nutraceuticals and mushroom based skincare products through multi-level marketing. With this advent the sales of these products are expected to improve dramatically and although this would be confined initially to Singapore we expect the distribution to penetrate markets overseas.

International Distribution

It is envisioned that distribution will occur through the following channels:

1. Traditional distributors to ethnic Consumers: The Company is currently in discussions with distributors who counts mostly Chinese grocers and restaurants as his clientele.

     The Company"s current packaging is ideal for marketing to ethnic Chinese consumers. Styling is Eastern and speaks to an Oriental audience. The Company"s 32 soups " ranging from moderately-priced broths to traditional Chinese featuring exotic ingredients " are especially appealing to this niche.

2. Upscale Grocers: There are currently 8 varieties of sauces available to the consumer. The Company will design new packaging that is more appealing to Western consumers. These sauces will be distributed through upscale grocers.

3. Health Food Retailers: The Company"s nutraceutical products such as capsules, Essence of Shiitake and teas, as well as some of its functional foods will be distributed via health food stores. These outlets represent an ideal opportunity for the cross-selling of various types of nutraceuticals and functional foods and fresh produce.

4. Drug Stores and Big Box Retailers: Penetration of this channel represents access to the largest possible audience for the Company"s product. It is likely that a distributor or wholesaler who services these major accounts will have to be located. The Company believes that its nutraceuticals products are appealing to this channel, more so than high-end food products.

5. Herbalists, Nutritionists and Naturopaths: Nutritionists are also prevalent. Direct marketing via mailings, catalogues and sales calls is the likeliest means of penetrating this niche. The Company plans on developing a focused marketing plan to penetrate this channel by direct sales.

6. Direct Sales To Consumers: The company believes that the direct marketing of its nutraceuticals and functional food products to consumers via focused mailing lists, database marketing, website e-commerce and other advanced techniques can result in a profitable and stable source of revenue. An option that is being considered by the Company is the establishment or acquisition of a mail-order type business, offering not only Everbloom products but other complementary items, as well.

Future Products

The following are new products in the pipeline that are scheduled to be launched in 2002/2003:

Lingzhi-Shiitake with Honey-Emulsion for kids " this is an extension product of the Linzir capsules but will be targeted for kids. It will be sold as an emulsion.

Gano-X " In capsule form this is a pure Lingzhi extract product. It will be positioned as a health supplement that helps to lower high blood pressure, fight diabetes and slows down the aging process.

Odorex " In capsules form, this is an extract from the champignon mushroom. This product will be positioned as a health supplement to eliminate body odour, bad breath and faecal smell.

Biopharmaceuticals Products

Overview

Research and development in this area is a crucial activity for the Company"s long-term success. The Company undertakes research and clinical trials of anti-cancer, immune enhancing and other medicinal properties of the Shiitake and other mushrooms. The Company has collaborated with various tertiary institutions for joint research in the areas of fungi research and have also published several papers (1) in scientific journals on the research findings. Since 1990 the Company has collaborated with the Department of Microbiology, National University of Singapore in the extraction of bioactive components from the Shiitake Mushrooms. A mycoviral fraction (polyethylene glycol extractable) and a polysaccharide fraction (beta glucan) have been demonstrated to be anti-tumour in mice. Tumour inhibition of up to 95% was demonstrated for the beta glucan fraction. Increase in production of interferon (gamma), Interleukin-2 and tumour neurosis factor-alpha were also observed in these studies demonstrating that the body"s immune response had been activated).

Other studies have shown that Shiitake contains bioactive components that boost the human immune system, are active against cancer, heart disease, the HIV virus and help to lower cholesterol (4). American studies have also shown that the polysaccharides in Shiitake are helpful in boosting the human immune system. The active compounds that have been isolated for their immunomodulatory, lipid-lowering, and antimicrobial properties include lentinan, lentinula edodes mycelium ("LEM"), KS-2, ergosterol and eritadenine. Lentinan derived from Shiitake polysaccharide is an approved drug in Japan and is commercially available for clinical use. Lentinan increases post-operative survival rates for cancer patients. It has also been shown that lentinan prevents further metastasis (spreading) of tumour cells. However, it does not completely eradicate cancer in humans. In addition, lentinan have also been shown to exhibit anti-tumor properties. In USA, lentinan is used by patients with Chronic Fatigue Syndrome. It is also believed that lentinan can help to fight against the HIV virus. Studies have shown that lentinan appears to block the entrance of the HIV virus into cells by affecting the cell"s receptors (5). In fact, the U.S. Food and Drug Agency (FDA) has approved the use of lentinan for clinical trials related to AIDS/HIV.

Research and Development, Clinical Trials

In the areas of research and development of bioactive substance extracted from mushroom and fungi, we have proceeded to:-

(a) scale up the fermenter culture of Lentinan edodes and other mushroom species for extraction of intracellular and extracellular polysaccharides, and to further study the immune-stimulatory effect of these polysaccharides in preclinical and clinical trials.

(b) undertake further preclinical and clinical trials of the PEG (polyethyleneglycol) extract called Lentiviron and the beta glucan called Lentigen, and to further investigate the mechanism of these two bioactive fractions from Shiitake.

(c) extract eritadenine from Shiitake and lovastatin from Oyster mushroom, and to undertake clinical trials of these extracts on human subjects.

The preclinical investigations will be carried out in the laboratories of Pharmalinks (an alliance of the pharmaceutical research strengths of Glasgow and Strathclyde Universities) and Quintiles Scotland Ltd in Edinburgh, and in the Microbiology Laboratories of National University of Singapore. Quintiles is a well known and established clinical research organisation. Extractions of bioactive components will be carried out in the Food Biotechnology Laboratories of Productivity and Standards Board, Singapore, the Bioprocessing Centre of National University of Singapore and the Laboratories of Department of Microbiology, National University of Singapore.

The anti-cancer clinical trial in United Kingdom will also be carried out in collaboration with PharmaLinks and Quintiles.

The anti-cancer clinical trial in Singapore will be carried out in collaboration with Professor John Wong"s group at the Clinical Research Centre, and Professor Mary Ng"s group at the Department of Microbiology, National University of Singapore.

The trials on hypocholesterolemic effects will involve Prof Sunil Sethi, MBBS, M Med MRCP(UK), MRCPath, MAAACB, Ph.D, of National University Hospital. Preliminary budgets have been worked out and a protocol is being designed for the trials.

We have also started dialogue with University of Guelph, Canada, on a proposed joint research project to validate claims pertaining to the health-enhancing properties of various specialty mushrooms and also to quantify the levels of active compounds in these mushrooms with funding from the government of Canada.

We have invested 38% into a mushroom biotechnology company MedMyco Ltd. MedMyco is a start-up company, operating within the framework of a technology incubator, L.N. Innovative Technologies Ltd. The Company was started by Prof Solomon Wasser, an eminent mycologist and member of our scientific advisory Board. The Company has developed two proprietory products based on fermenter culture of two medicinal mushrooms; Plovastin, a cholesterol lowering product, and Tremellastin, a cholesterol lowering and antidiabetic product. Preclinical and clinical trials of these products are underway. Active collaboration with MedMyco Ltd is anticipated in view of our equity interest. The Company has also received R & D assistance from the Singapore Israel Industrial Research and Development Foundation for a collaborative research programme.

Product Pipeline

The Company"s biopharmaceutical products have been developed from our research done on the various types of medicinal mushrooms and are the first products of its kind in the world.

(a) MycoGlucan will be the first such biopharmaceutical product scheduled to be launched in the fourth quarter of 2002. Mycoglucan will be produced in capsule form and contains polysaccharides from five different mushrooms - Shiitake, Lingzhi, Yunzhi, Monkey Head and Maitake. The polysaccharides have been shown to enhance the immune system, stimulate macrophages, T-cells and NK cells, and increase production of antibodies, interferon and interleukins. Preclinical trials of Mycoglucan has been initialised in the laboratories of Dept of Microbiology NUS.

(b) MycoDiab is the second product in the pipeline. MycoDiab is produced in sterile conditions from the Yellow Brain mushroom. The main bioactive component in this product is the polysaccharide glucuronoxylomannan. MycoDiab will be marketed as a prevention for diabetes and also as a supplement to stimulate the immune system. Preclinical trials of this product has started in Israel, in the laboratory of Harlan Biotech as well as in Taiwan.

(c) Mycovastatin is the third product in the pipeline and is produced from the Oyster mushroom. The product has been shown in preclinical trials to lower cholesterol in mice.

The acquisition of the intellectual property relating to the isolation and characterisation of Fungal growth hormones called FungiFlex1 and FungiFlex2 will enable the Company to further research into and develop new fungicides for the world market.

The world wide market for treatment of fungal diseases in human being is believed to be worth $3.6 billion. It is divided into 3 main sectors of Over-The-Counter (OTC) remedies, topical preparation and systematic drugs, the largest sector being OTC remedies. Worldwide market for the agro-chemical use of fungicides was estimated at $5.3 billion. The market is segmented by crop, by territory, the largest sector being Fruit and Vegetable, which accounts for almost half the total market.

There are numerous other avenues to explore, as indicated by the widespread usage of various medicinal mushrooms in traditional chinese medicine. The
Company"s long-term plan is to partner with an established pharmaceutical industry player to assist in the funding, guidance and exploitation of this research. Government assistance will be exploited wherever possible and the Company has a number of possible sources to pursue.

It is the company"s goal to have at least one mushroom-based pharmaceutical product in the market each year for the next 10 years.

The sales and marketing of selected biopharmaceutical products will follow the same multi-level marketing plan as that of our nutraceuticals while some will be marketed through Pharmaceutical Giants.

Mushrooms

Overview

We  are  a  producer  of  cultivated  medicinal  mushrooms  using  our  patented technology called the Everbloom Process. The growing of mushrooms using traditional methods normally takes 10 " 12 months before harvest under natural climatic conditions. This natural production method makes it difficult to control the supply year round. The process of shortening the growing period using a sawdust supplemented substrate under environmentally controlled conditions has been successfully developed by Dr Tan in 1979 at the then University of Singapore under a research grant from the International Foundation for Science, Stockholm. This discovery was scaled up commercially in 1980 by Everbloom Biotechnology (Pte) Ltd. Everbloom"s cultivation process has been patented and proven to be thirteen times more productive than cultivation under natural climate condition. We also trade in mushrooms although this will be of decreasing importance to the Company"s overall business.

The Company"s goal is to develop the Everbloom brand with a reputation for reliability and consistency in quality. The Company"s model is to license growers with the Everbloom process and then contract them to grow mushrooms using the Company"s strains and stringent cultivation standards. This model releases the Company"s capital for other purposes but at the same time maintains the Company"s control over the quality of the mushrooms.

Products

The Company grows and trades primarily Shiitake mushrooms. However, we also grow other medicinal mushrooms such as Nameko, Monkey Head and Pink and Yellow Oyster mushrooms.

A significant source of revenue anticipated by the Company is in the sale of fresh and high quality specialty mushrooms to pharmaceutical manufacturers and researchers, as well as to manufacturers of nutraceuticals and functional foods. The Company believes that the continuing positive research findings regarding medicinal mushrooms and the trends towards functional and nutritionally-correct foods will inevitably result in sales opportunities for non-food or quasi-food applications. It is further anticipated that such sales will allow premium pricing as quality and reliability are sought after in these segments. Within 2-3 years, a significant portion of Everbloom"s production will be allocated to the supply of raw materials to these sectors.

Sales & Marketing

The consumers that are targeted for fresh mushrooms are not the Chinese but the Caucasians of the middle and upper income groups as Chinese have traditionally preferred dried mushrooms in the UK, Europe and North America. According to USDA (United States Department of Agriculture) reports, the consumption rate for fresh mushrooms has been growing at 10% per year despite the lack of any active marketing efforts to promote it.

The Company will therefore concentrate its marketing efforts on giving fresh mushrooms more exposure through cooking demonstrations, tasting sessions and the distribution of recipes at grocery chains. Everbloom"s marketing message will focus on the health-enhancing qualities of mushrooms. All advertising and promotional materials will revolve around this aspect of the product " particularly the immuno-stimulating and anti-cancer properties (within regulatory limitations).

Sales efforts will be focused on finding distributors with a proven track record. The Company will source and develop relationships with distributors who have good access to national grocery chains. For example, Loblaws, Sobey"s, Dominion in Canada; Tesco Sainsbury, Waitrose, Marks & Spencer in the UK; Ban Choon in Singapore and Euro-Atlantic in Malaysia.

Notes:-

(1) Miller M W & Jongs S C (1986). Commercial cultivation of shiitake in sawdust filled plastic bags. Proc. International Sym.

Patents / Licenses / Contracts / Processes

     We have developed and patented our sawdust-based mushroom cultivation process. We regard our copyrights, trade marks, trade secrets and other intellectual property as important to our success. We rely on a combination of patent, trade mark laws and contractual restrictions to protect our proprietary rights in products and services. We further rely on the licensing of these know-how and inventions to supplement the Group"s income.

The Everbloom Process

We are a producer of cultivated  mushrooms with our  proprietary  biotechnology, the Everbloom Process and an integrated producer of edible mushrooms and mushroom-based products. The Everbloom Process is undertaken in all the mushroom farms operated by our licensees overseas. We grow primarily Shiitake mushrooms. However, we also grow other mushrooms such as Nameko, Monkey Head and Pink and Yellow Oyster mushrooms, though in much smaller quantities for trials, experiments and sales.

The growing of Shiitake mushrooms using traditional methods normally takes 10 " 12 months before harvest under natural climatic conditions. This natural production method makes it difficult to control the supply year round. The process of shortening the growing period using a sawdust supplemented substrate under environmentally controlled conditions has been successfully developed by Dr Tan in 1979 at the then University of Singapore under a research grant from the International Foundation for Science, Stockholm. This discovery was scaled up commercially in 1980 by Everbloom Biotechnology (Pte) Ltd. Everbloom"s cultivation process has been patented and proven to be 13 times more productive than under natural climate condition.

Dr Tan is the acknowledged world leader in the cultivation of Shiitake on a sawdust medium, having made the first significant laboratory breakthrough in 1979 and having started a pilot project by 1981, thus predating the activities of many current researches by at least three years

The cultivation of mushroom with the Everbloom process differs from that with bed logs. Sawdust logs are inoculated by dropping spawn in to plastic bag containing the sawdust and wood chips. This approach lends itself to assembly line techniques which reduces production costs. The inoculated log is then placed in a spawn run room for 8-10 weeks to accelerate colonisation of the log. Environmental conditions are carefully controlled during this time (please refer to "The Everbloom Mushroom Manufacturing Process" below).

Sawdust logs are logistically easier to handle than those involving bed logs. Sawdust logs are short vertical logs about 7 to 8 inches high and weigh 1-3 kilograms as opposed to bed logs which are about 4 feet long and weigh more than 12 kilograms. Bed logs cultivation must be done outdoors, thereby restricting the farms to areas where the climate is conducive to cultivation. Sawdust logs can be placed on shelves in growing houses, permitting environmental control, reduced labour costs and better utilisation of valuable real estate. Finally, sawdust logs were found to reduce the time to incubation and first fruiting (harvest) to months instead of years. Moreover, the entire yield from the sawdust log can be obtained within a year.

Subsequent to Dr Tan"s pioneering breakthrough, other researches in 1982 and 1985 confirmed his results). In 1985, Dr Daniel J Royse of Pennsylvania State University in the U.S. wrote that "from a commercial standpoint, sawdust substrate produce at a consistent predictable spawn run, with concentration and type of nutritional supplements, content of water, rate of gas exchange, etc. may greatly affect yields.") Dr Royse noted that the cultivation of Shiitake on supplemented sawdust would provide growers of the traditional Button mushroom an opportunity to diversify. He further noted that "optimum yield from natural log cultivation may be as high as 9 " 35% (fresh weight basis) over a 6 years period. On the other hand, yields as high as 145% in 6 months have been reported from sawdust logs in the laboratory by Royse, et al (1985). Thus, approximately 3-4 times as much production can be obtained in about one-twelve of the time on supplemented sawdust as compared to the natural log.

Our technology can also offer the same degree of enhanced production over other sawdust technologies. The time to "cleanout" (exhausting the log"s yield of mushrooms) is an average of 6 months for Everbloom logs as compared to about 12 months for other sawdust logs and to 3-4 years for natural bed-logs. The improvement in yields is similarly dramatic with Everbloom logs demonstrating average commercial yields in the 20% (fresh weight mushroom, wet weight substrate basis) range compared with 15% for each of the other techniques (see Table 1 below).

Through extensive research Dr Tan developed and patented an agri biotechnology system that sought to optimise the cultivation of Shiitake mushrooms. This includes the strains, a balanced blend of nutrients to create the spawn, a substrate that is a blend of nutrient and wood (sawdust and ground wood), and a protocol for environmental management. The latter consists of close management of the growing environment with respect to humidity, amount and frequency of watering, air exchange, ventilation, light, pH, temperature and water content. The nature of the strain, nutrient and the substrate will determine the specification of the protocol.

The objective of the experiments was to optimise the biological, physiological, and biochemical behaviour of the Shiitake mycelia with respect to the nutrient and the substrate. The result is a shorter crop cycle, faster growth, higher yield and consistent quality. Specifically, Dr Tan"s approach using sawdust logs results in fruiting in 2 months and a total crop from a 1 kilogram log in 14-18 weeks, equivalent to that produced by a 1 foot natural log over 3-4 years.

The  implication  is that the Everbloom  method is 15 times as productive as the
traditional   method  and  3  times  as  productive  as  its  nearest  synthetic competitor.

                                Productivity Analysis
       Type of Log          Yield (%)  Incubation   Cropping   Total (months)
                                       (months)     (months)
                              15         18           48         66
       Bed log
                              15        4.5          7.5         12
       Other Sawdust Logs
                              20          2            4          6
       Everbloom logs

Note:-

Jones, K. (1995) Shiitake. The Healing Mushroom.Rochester : Healing Arts Press. Willard, T. (1990) Reishi Mushroom, Herb of Spiritual Potency and Medical Wonder. ?, Washington: Sylvan Press. Ralph Alterowitz, International Consultant Royse DJ (1985). Effect of spawn run time and substrate nutrition on yield andsize of the shiitake mushroom. Mycolegia 77, 756-762 Miller M W & Jongs S C
(1986). Commercial cultivation of shiitake in sawdust filled plastic bags. Proc. International Sym. Scientific & Technical Aspects of Cultivating Edible Fungi. Pg 421-425
Royse D , Schister L C & Diehle, DA (1985). Shiitake mushrooms: Consumption, production and cultivation J. Interdiscipli Sci. Ref. 10, 329-335

Patents

Patents developed by the Group have been filed in the US, European countries, Australia Singapore, Malaysia, Philippines, Canada, New Zealand and Sri Lanka.. The Group has been granted patent rights on:

         (i)      making mushroom spawn;
         (ii)     cultivation with rubber wood;
         (iii)    cultivation with thermal shock; and
         (iv)     mushroom cultivation.

Patents are granted for an average period of 15 to 20 years from the application date. Dr. Tan is named as a joint or the sole owner of a patent at the point of application due to the patent laws of certain countries. Dr. Tan has assigned all of his rights in the patents to Everbloom Biotechnology, and steps have been taken to record Everbloom Technology as the sole owner.

Four patents relating to fermentor culture of mushroom species for cholesterol lowering and for antidiabetes have been allowed to grant in the USA. We have also filed patents to cover Europe, Canada, Japan and Israel.

The titles and abstracts for the patents are:

1. Process for producing, methods and compositions of cholesterol lowering agents from higher Basidiomycetes mushrooms. Abstract: The present invention describes new and distinct strains Basidiomycetes mushrooms, and a process for growing them in submerged culture. Specifically, the new strains of species of the genus Pleurotus offer superior yields of mushroom biomass and concentrations of biologically active compounds, for example, cholesterol-lowering compounds, lectins, proteins, essential amino acids, vitamins or polysaccharides. The process include use of defined media and a simple one-step procedure of separating the lovastins-containing nutraceuticals from culture broth.

2. For higher Basidiomycetes Mushrooms grown (as biomass) in submerged culture. Abstract: The present invention describes new and distinct horticultural varieties of higher Basidiomycetes mushrooms grown in submerged culture. Specifically, the new varieties of species of the genus Pleurotus offer superior yields of mushrooms cell biomass and greater concentrations of the protein rich in essential amino acids, fatty, acids, vitamins and minerals.

3. Process for producing, methods and compositions of glucuronoxylomannan as nutraceuticals agent form higher Basidiomycetes Mushroom. Abstract: The present invention describes new and distinct stains of higher Basidiomycetes grown in submerged cultures. Specifically, the new strain of species of the genus Tremella offer superior yields of one-cell biomass and exocellular heteropolysaccharide glucoronoxylomannan, niacin and essential amino acids.

4. For higher Basidiomycetes Mushrooms grown (as one cell biomass) in submerged culture. Abstract: The present invention describes new and distinct horticultural varieties of higher Basidiomycetes mushrooms grown in submerged culture. Specially, the new varieties of species of the genus Tremella offer superior yields of mushroom one-cell biomass rich in essential amino acids and vitamins and polysaccharides glucuronoxylomannan.

Trade Marks

We own a number of trade mark applications and registrations worldwide, for marks comprising and including the words "EVERBLOOM", "LINZIR" (in the English and Chinese languages), "MYCOMED", "MYCOVITE", "MYCOGLUCAN" and "ELIXIR". These marks cover a variety of health and medical products and foods.

Our trade marks are registered and pending registration in a number of countries including Singapore, Malaysia, Brunei, Indonesia, Japan, Korea, the Philippines, Taiwan and Thailand. We intend to secure registration of those marks which are still pending acceptance and to preserve the existence of those registrations, already obtained through timely renewal.

The "LINZIR" trade marks were originally owned by Winthrop Products Inc., except for in Japan, where it is owned by Sterling Winthrop Inc. Winthrop Products was taken over by SmithKline Beecham Plc and the "LINZIR" marks were sold by SmithKline Beecham to Everbloom Biotechnology in 1998. Winthrop Products and SmithKline Beecham Plc are still registered as the owners of the "LINZIR" marks outside Singapore.

Proprietary Information

Aside from patented technology, we also own certain proprietary information and know-how concerning techniques and methods relating to the patented inventions. Where proprietary information is held by Dr.Tan, such information has already been assigned by Dr.Tan to our Company.

License Agreements

As part of our business, we have granted various perpetual, non-exclusive licenses to other companies including companies within our company group structure to use our know-how and intellectual property rights in the production and cultivation of different types of mushrooms. These agreements are set out as follows:

(a) A license agreement dated December 8, 1997 entered into between Everbloom International Technology Pte Ltd and Everbloom Mushroom (UK) Ltd;

(b) A license agreement dated May 30, 1998 entered into between Everbloom Biotechnology (Pte) Ltd and Everbloom International Technology Pte Ltd;

(c) A license agreement dated June 1, 1998 entered into between Everbloom Biotechnology (Pte) Ltd and Everbloom Health Food Pte Ltd;

(d) A license agreement dated December 9, 1998 entered into between Everbloom International Technology Pte Ltd and Everbloom Mushroom (UK) Ltd;

(e) A license agreement dated December 9, 1998 entered into between Everbloom Health Food Pte Ltd and Mycoceuticals Ltd;

(f) A license agreement dated January 21, 2000 entered into between Everbloom Health Food Pte Ltd and Ever-Bloom, Nutraceuticals (M) Sdn Bhd;

(g) A license agreement dated February 23, 2000 entered into between Everbloom International Technology Pte Ltd and Gulf Mushrooms Products Company (S.A.O.G.); and

(h) A licence agreement dated June 4, 2001 entered into between Mycobiotech Ltd and Everbloom Biotechnology (Canada) Ltd.

In consideration for the use of our know-how and intellectual property rights, we accept allotment of shares, royalty payments and/or a one time lump sum payment.

Most of these licenses are granted perpetually but may be terminated by us upon any breach of the terms of the license agreement.

Further,  we have  granted an  exclusive  license to  Ever-Bloom  Nutraceuticals
Malaysia for the marketing and distribution of our health food products in Malaysia, Thailand and the Philippines for an initial period of five years and thereafter to be renewed annually.

Competition

Biopharmaceutical and Nutraceuticals Products/ Functional Foods

In the field of biopharmaceutical and nutraceuticals, we face global competition from large and well-established competitors as described below. In addition, biopharmaceutical and nutraceuticals products also face regulatory constraints from health control agencies like the Food and Drug Agency (FDA) Plans have been made to launch and increase our penetration through forging alliances with key distributors, for distribution to well defined target markets in the middle and upper income group.

We have pioneered the production of mushroom-based nutraceuticals and functional foods. Through contract manufacturers while distribution is through third-party distributors and wholesalers like Diethelm Singapore Pte Ltd one of the largest distributor in Singapore and Fedflour Marketing Sdn Bhd one of the largest distributor in Malaysia.

In the functional food sector, our products face competition from other Asian firms and traditional herbal soup vendors. However, we believe that our convenient bottled packaging and ready-to-eat concept gives us a significant marketing advantage over these competitors while our snack product the mushroom crunchies should do well worldwide.

Competition is very intense as there are a number of small organizations with traditional Chinese alternatives for nutraceuticals as well as functional foods, focusing on the cost conscious segment; while global competition by multinationals such as GNC for nutraceuticals and Quakers for functional foods dominate the other segments of the market using extensive advertising and promotion. Nevertheless, we are creating a niche market for ourselves and creating brand awareness. Although our current sales are relatively small, with the introduction of our products globally we are poised for a quantum leap. For our biopharmaceutical products we face no competition for the time being and once our products are commercially available the sales should be phenomenal.

Mushroom

The mushroom industry is such that the market is rife with substitutes and alternatives, leading to pricing pressure. However, we believe that our brand name is synonymous with freshness and quality and allow us to maintain our leading position in the domestic market. Our strategy is to license out our proprietary mushroom technology to relevant markets around the world in order to provide the same fresh and quality product delivery.

Our international operations will face competition from domestic producers in that country, as well as imports from China. The competition in the European and British markets will be mainly from the French and Dutch growers as well as from relatively low priced imports from China. In North America, the competition will arise from American and Canadian producers as well as from Chinese imports. However the justify quality of fresh mushrooms produced by our subsidiaries in Europe and North America will have a the competitive edge to gain market share
(2).

Due to the controlled environment and unique biotechnology under which our mushrooms are grown and the stringent quality control systems that are implemented, the volumes and quality are uniform throughout the year, allowing the trade to have regular supplies and consumers to have consistent quality. As such, over time, sections of the trade as well as consumers have become loyal to the Everbloom brand, resulting in the current leadership position in the market. Based on import statistics and local production, the market for fresh mushrooms in Singapore is estimated at 1,200 metric ton a year, of which, we have captured 40% of market share (about 470m. tons) to be the market leader. The balance consists of low-cost high volume products, and competition from Chinese producers is an ever present threat, especially in the segments of the market that are cost conscious.

Nethertheless by producing our Shiitake mushrooms with our proprietary technology in Indonesia and Malaysia we would be able to compete on the same price levels. The shorter air travel time and transportation time from Indonesia and Malaysia respectively will give our products the edge over the China imports in term of freshness. The cost of refrigeration, airfreight and transportation will be compensated by a much lower cost of production.

Note: -

(1) Testified by Bob Harris, Shiitake expert, author of Shiitake Gardening and Farming (1983), and Mushrooms and Truffles (jointly with R. Singer). Koeltz Scientific Books (1997).

(2)  Chang S.T. & Buswell J.A (1996)

D. Facilities and Employees
The Company currently employs fifty-three people in Singapore and eighteen people in the UK.

The Company has mushroom growing facilities in Singapore, Kent (UK), and Surabaya. It will soon have growing facilities in Malaysia and two facilities in Canada).

The production of certain health supplements are subcontracted to Beacon Chemicals Pte Ltd. Functional foods, such as soups and sauces are produced in the Food Process Technology Centre of the Productivity Standards Board (PSB) in Singapore. The centre is a fully equipped food processing plant with cookers, filling machines and automatic autoclaves (retorts).

Description of Property

Our principal executive offices are located at 12 Science Park Drive #04-01, The Mendel, Singapore Science Park, 1 Singapore 118225. We lease approximately 4,659 square feet of office space at this location at a months rental rate of approximately $5,855.

We have a retail facility in Singapore. Its address is Shop No. B1-10 Basement Floor. We have approximately 280 square feet at this location at a monthly rental of approximately $3,195.

We also have a mushroom growing facility in Singapore of approximately 65,340 square feet and rents for approximately $440 per month.

In Kent, England we also lease a farm with growing facilities. This facility comprises thirteen (13) acres and rents for approximately $11,667 per month.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.

                             Selected Financial Data

                                            Six Months Ended          Years Ended December 31,
                                                                      ------------------------
                                             June 30, 2002       2001          2000           1999
                                                                 ----          ----           ----
                                                US `000         US `000       US `000       US `000
STATEMENT OF OPERATIONS
Net Sales                                         $ 1,834        3,456          3,707         1,256
Cost of Sales                                     (1,602)      (2,883)        (2,462)         (684)
                                                  -------      -------        -------         -----
Gross Profit                                          232          573          1,245           572
Operating Expenses                                (1,408)      (3,640)        (3,008)      _(1,137)
                                                  -------      -------        -------      -------
Loss from Operations                              (1,176)      (3,067)        (1,763)         (565)
Other Income/(Expenses)                             (110)          732           (37)          (72)
                                                    -----          ---           ----          ----
Net Loss Before Taxes                             (1,286)      (3,799)        (1,800)         (637)
Taxation                                                0            0             44            31
                                                        -            -             --            --
Net Loss after Tax                                (1,286)      (3,799)        (1,844)         (668)
                                                  =======      =======        =======         =====
Comprehensive income                                   33          102             65            62
Comprehensive loss                                (1,253)      (3,697)        (1,779)         (730)
                                                  =======      =======        =======         =====
Loss per common share                             ($0.06)      $(0.23)        $(0.14)         (.07)
                                                  =======      =======        =======         =====

Number of ordinary shares at par value of
approximately $.54 contributed                 21,635,272   21,109,542     14,002,000    12,206,000
                                               ==========   ==========     ==========    ==========
                                                     2002     2001          2000
BALANCE SHEET DATA                                US `000    US `000       US `000
                                                  -------    -------       -------
Working Capital (Deficit)                         (1,004)        (374)          (141)
Total Assets                                        2,158        2,515          3,714
Long Term Debts                                       176          211          2,098
Shareholders' Equity                                (642)         (49)          (734)

The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements appearing elsewhere. The amounts reflected in the following discussion are in United States Dollars. The functional currency of our operations in the Singapore Dollar. The average exchange rate adopted for the periods presented is US$1 = $1.84 Singapore Dollar and unless otherwise indicated is the rate used in this discussion.

Management's Discussion and Analysis and Results of Operations

Year Ended December 31, 2001 Compared With Year-Ended December 31, 2000.

Sales of Mushroom Products. Sales of mushroom products for the year ended December 31, 2001 decreased by $251,043 or 6.8% to $3,455,930 from $3,706,973 for the year ended December 31, 2000. This decrease in sales resulted from a general slow down in the retail sector of the Singapore economy.

Cost of Sales. Cost of sales for the year ended December 31, 2001 increased by $421,571 or 17.12% to $2,883,216 from $2,461,645 for the year ended December 31,
2000. This increase resulted from higher labor cost, newly designed packaging materials and freight cost.

Gross Profit, as a percentage of sales decreased to 16.57% for the year ended December 31, 2001 from 33.59% for the year ended December 31, 2000 due to increased competition, a change in the product mix and higher costs of production.

Operating Expenses. Operating expenses for the year ended December 31, 2001 increased by $630,964 or 20.97% to $3,639,448 from $3,008,484 for the year ended December 31, 2000. The increase in operating expenses resulted from an increase in inventory write downs of $412,279, an increase in professional fees of $74,415, an increase in rent expenses of $196,749 principally from a full year of rental expense on the United Kingdom facility, which was initially leased in the fourth quarter of 2000, and an increase in other expenses (principally legal fees and marketing expenses) principally from the new United Kingdom operation of $490,353 which were partially offset by decrease in depreciation and amortization of $30,547, a decrease in the write off of bad debts of $168,735 and a decrease in personnel expense of $343,550.

As a result of the foregoing, the net loss from operations for the year ended December 31, 2001 increased by $1,303,578 or 73.93% to $3,066,734 from
$1,763,156 for the year ended December 31, 2000.

Other Income (loss). Other income (loss) consists principally of interest, changes in equity investments, impairments of investments and miscellaneous items. Other losses for the year ended December 31, 2001 increased by $695,524 or 1887.6% to 732,567 from $37,043 for the year ended December 31, 2000. This increase resulted from an increase of $4,343 in interest expense, an increase of equity investment loss from the Indonesian operation of $563,274 from $10,726 in 2000 and a $183,804 impairment of investments from zero in 2000 which was partially offset by an increase in other income of $55,897 principally that of other farm revenue.

Income Taxes. There was no provision for income taxes for the year ended December 31, 2001. For the year ended December 31, 2000, there was a provision for income taxes of $43,878 even though the Company had an operating loss. Income tax expense was recorded in 2000 because of profit generated from sales of a technology license by a UK Subsidiary.

Other Comprehensive Income. Other comprehensive income increased by $36,477 or 55.91% for the year ended December 31, 2001 to $101,716 from $65,239 for the year ended December 31, 2000. This increase resulted principally from an exchange of bonds for equity at a different exchange rate than when sold, and a writeoff of investments at a different exchange rate than at the date of investment.

As a result of the foregoing, the comprehensive loss for the year ended December 31, 2001 increased by $1,955,224 or 106% to a loss of $3,799,301 from a loss of $1,844,077 for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared With Year-Ended December 31, 1999.

Sales of Mushroom Products. Sales of mushroom products for the year ended December 31, 2000 increased by $2,450,529 or 195% to $3,706,973 from $1,256,444 for the year ended December 31, 1999. This increase in sales resulted from the addition of a distributor to market the Company's products in 2000 both locally and overseas.

Cost of Sales. Cost of sales for the year ended December 31, 2000 increased by $1,777,219 or 259.7% to $2,461,645 from $684,426 for the year ended December 31,
1999. This increase resulted from an increase in sales increased competition and higher production costs. Gross Profit, as a percentage of sales decreased to 33.59% for the year ended December 31, 2000 from 45.52% for the year ended December 31, 1999. The lower gross profit was due to a change in the sales mix to lower margin goods, higher production costs and increased competition.

Operating Expenses. Operating expenses for the year ended December 31, 2000 increased by $1,871,462 or 164.6% to $3,008,454 from $1,136,992 for the year ended December 31, 1999. The increase in operating expenses resulted from an increase in depreciation and amortization $44,241, an increase in bad debt allowances of $165,029 an increase in inventory write downs of $16,122, an increase in professional fees of $150,210, principally from an aborted attempt to list the Company's shares in Singapore, an increase in rent expenses of $174,677 principally from moving to new corporate headquarters and an increase in other expenses (principally advertising and promotion, distribution, and marketing expenses) of $484,415 and an increase in personnel expense of $836,798, principally in bonuses.

As a result of the foregoing, the net loss from operations for the year ended December 31, 2000 increased by $1,198,182 or 212.1% to $1,763,156 from $564,974 for the year ended December 31, 1999.

Other Income (loss). Other income (loss) consists principally of interest, changes in equity investments, impairments of investments and miscellaneous items. Other losses for the year ended December 31, 2000 decreased by $34,619 or 48.3% to $37,043 from $71,662 for the year ended December 31, 1999. This decrease resulted from an increase of $2,032 in interest expense, an increase of equity investment loss of $10,726 from zero in 1999 which was partially offsetted by an increase in other income of $47,377 principally rental income and management fee.

Income Taxes. The provision for income taxes for the year ended December 31, 2000 was $43,878 an increase of $ 12,394 or 39.4% from the year ended December 31, 1999 even though the Company had an operating loss in both years. Income tax expense was recorded in each year because of profit from sales of a technology licence in 2000 in an UK subsidiary and operational profit in a subsidiary in Singapore.

Other Comprehensive Income. Other comprehensive income increased by $126,953 for the year ended December 31, 2000 to $65,239 from a loss of $61,714 for the year ended December 31, resulted from a significant positive increase in the exchange rate from which the Company benefited in the redemption and exchange of certain bonds.

As a result of the foregoing, the comprehensive loss for the year ended December 31, 2000 increased by $1,049,004 or 143.7% to a loss of $1,778,838 from a loss of $ 729,834 for the year ended December 31, 1999.

Six Months Ended June 30, 2002 Compared With the Six Months Ended June 30, 2001.

Sales of Mushroom Products. Sales of mushroom products for the six months ended June 30, 2002 increased by $88,168 or 5.0 % to $1,834,542 from $ 1,746,374 for the corresponding period of the prior year. This increase in sales resulted from sales contributed by the United Kingdom Subsidiary.

Cost of Sales. Cost of sales for the six months ended June 30, 2002 increased by $ 194,472 or 13.8 % to $1,602,251 from $ 1,407,779 for corresponding period of the prior year. This increase resulted from an increase in direct purchases, freight charges and increased production expenses in gross profit, as a percentage of sales decreased to 12.6 % for the six months ended June 30, 2002 from 19.4 % for the corresponding period of the prior year because of higher production costs and lower pricing because of increased competition.

Operating Expenses. Operating expenses for the six months ended June 30, 2002 increased by $108,222 or 8.3 % to $1,408,072 from $1,299,850 for the corresponding period of the prior year. The increase in operating expenses resulted from an increase in inventory write downs of $54,520, an increase in doubtful accounts of $116,644 and an increase in other expenses (principally marketing expenses, utilities and write-off of development expenditure) of $299,468 which were partially offset by decrease in depreciation and amortization of $4,505 , a decrease in rent of $86,849 from the closing of several stores and a decrease in personnel expense of $100,252 also from the closing of retail outlets.

As a result of the foregoing, the net loss from operations for the six months ended June 30, 2002 increased by $214,526 or 22.3 % to a loss of $1,175,781 from a loss of $961,255 for the corresponding period of the prior year.

Other Income (loss). Other income (loss) consists principally of interest, changes in equity investments, impairments of investments and miscellaneous items. Other losses for the year six months ended June 30, 2002 increased by $ 84,377 or 328.5% to a loss of $110,061 from a loss of $25,684 for the corresponding period of the prior year. This increase resulted from an increase of $86,971 in equity investment loss from which Malesian operations which was partially offset by a decrease in interest of $47,684 and a decrease in other income of $45,090.

Income Taxes. There was no provision for income taxes for the six months ended June 30, 2002 and the corresponding period of the prior year.

Other Comprehensive  Income. Other comprehensive income decreased by $ 81,615 or
71.1 % for the six months ended June 30, 2002 to $ 33,163 from $ 114,778 for the corresponding period of the prior year. This decrease resulted of a reduction in the foreign exchange rate from increases in the prior period.

As a result of the foregoing, the comprehensive loss for the six months ended June 30, 2002 increased by $ 380,518 or 43.6 % to a loss of $1,252,679 from a loss of $ 872,161 for the corresponding period of the prior year.

Traditionally, inflation has had a limited impact on the Company, and management does not believe that it will have a material impact in the near future.

Liquidity and Capital Resources

As of June 30, 2002, the Company had unrestricted cash of $63,584 and a deficiency in working capital of $1,003,801. This compares with unrestricted cash of $47,108 and a deficiency in working capital of $374,097 as of December 31, 2001.

The Company has three credit facilities covering bank overdrafts and letters of credit. The credit facilities provide for bank overdraft protection of approximately $500,000 and for irrevocable letters of credit for approximately $400,000. The credit facilities are generally secured by cash, inventory, corporate guarantees, key-man insurances and personal guarantees of one of the Company's directors.

The credit facilities are payable on demand. Interest rates range from one percent to one and one-half percent over the banks prime rates. Interest rates ranged from 6% to 7% at December 31, 2001. Other nominal charges may also apply.

Cash flows used in operating activities increased by $795,710 to $1,069,056 for the six months ended June 30, 2002 from $273,346 for the corresponding period of the prior year. This increase resulted from an increased net operating loss and changes in the current accounts which was partially offset by favorable effects of exchange rate changes.

Cash flows from investing activities increased by $605,850 to $917,185 for the six months ended June 30, 2002 from $311,335 for the corresponding period of the prior year. This increase resulted from an increase in the sale of common shares that was partially offset by decreases in deposits, investments and fixed asset acquisitions.

Cash flows from financing activities increased by $55,437 to $13,633 for the six months ended June 30, 2002 from $41,804 used by financing activities for the corresponding period of the prior year. This increase resulted from increased short term borrowings, letters of credit, the issuance of bonds and a grant which was partially offset by reduced bank over drafts and payments for long term leases.

Because the Company has continued to generate losses from operations, it has only been able to sustain itself from the sale of its shares. Subsequent to June 30, 2002, it sold an additional $2,050,000 of shares. However, there is no guaranty that in the future it will be able to continue to sell its shares, without which the Company will have insufficient cash to fund its operations for the next twelve months.

Item 6. Directors, Senior Management and Employees.

The  Executive  Officers  of the  Company as of October 20, 2002 are as follows:
Name Age Position

Dr Kok Kheng Tan           55      Chairman of the Board, Director & Chief
                                   Executive Officer
John Edward Smith          71      Chief Scientific Officer
Eugene Lim                 53      Chief Financial Officer & Secretary
Yevindra Sepala Ilangakoon 48      Chief Operating Officer - Europe
Richard Poh Pheng Chia     55      General Manager - Marketing
Ronald Han Kiang Ang       62      General Manager - Marketing
Franklin Leong Tian Chong  45      Group Accounts Manager
Rajive Goonewardena        58      Production Manager
Thye Aun Yong              67      Production Manager
Chin Tiong Tan             54      Director
Victor Ang                 56      Director
Dr Alfred Wee Tiong Loh    56      Director
David Soo Theng Lua        55      Director
Jin Soon Tan               67      Director

Information on the business and working experience of our Directors are set out below: -

Dr Kok Kheng Tan Dr Tan is the founder and Chief Executive Officer of Mycobiotech and its subsidiaries. He was educated at the University of Singapore where he obtained his B.Sc (First Class Honours) in Botany and at the University of Manchester where he obtained a Ph.D. in Mycology. He has carried out research in the field of biochemistry specializing in physiology and biochemistry of fungal development and in the cultivation of mushroom. Dr Tan had written many papers for international journals and other publications. He was a member of the Singapore Society for Microbiology, having served as its Vice President and President during the period from 1978 to 1980. He was formerly a lecturer in Biochemistry at the National University of Singapore from 1976 to 1995.

Dr Tan was a director of Singapore Bus Services  (1978) Ltd (now known as DelGro
Corp), a company listed on the Stock Exchange of Singapore. He is currently director of CityCab Pte Ltd and various privately held companies. He is also a council member of the Singapore Confederation of Industries ("SCI") (formerly known as Singapore Manufacturers' Association) and serves as the Chairman of the Food & Beverage Industry Group. Dr Tan also sits on the committee of many public organizations. Among such committee include the Food Advisory Committee of Trade Development Board, Ministry of Environment and Productivity and Standards Board, the Council of National Healthy Lifestyle Committee, and the Ministry of Health's Nutrition Labeling Committee.

Prof Chin Tiong Tan Prof Tan is a non-executive Director of the Company. He is the Provost and professor of the Singapore Management University. He was educated in University of Singapore where he graduated with a B.B.A. (Hons) and in the US where he graduated with a Ph.D. in 1977 from Pennsylvania State University. He was Assistant Professor at the University of the Pacific (USA), from 1976 to 1978 and joined the National University of Singapore ("NUS") in 1978. He has held various positions at NUS and was Professor at the Faculty of Business Administration, and Director of the NUS Office for Continuing Education. Prof Tan was the former President of the Marketing Institute of Singapore. In addition, Prof Tan provides consultation and advisory services to many companies around the world. He currently sits on the board of several listed companies including Superior Metals Ltd, Hersing Corp and HMI Ltd.

Victor Ang Mr Ang is an independent Director of the Company. He is presently the Chairman and CEO of Chesapeake Technologies in Singapore and the Vice Chairman of IPP Financial Services Holding Ltd. He also sits on the board of a number of investee companies in the internet, e-commerce, m-commerce and financial services. He graduated from Nottingham University, England as a Shell Scholar with first-class honours in Chemical Engineering in 1968. He was previously with Shell Singapore, IBM (U.K) and Gulf Oil Europe. He was also General Manager of International Computers Ltd in the UAE (1979 to 1983), Managing Director of Hewlett-Packard, Asia Pacific (1983 to 1993), Managing Director of ERP (1993 to
1995), Managing Director of AT & T Global Information Solution (1995 to 1997), President and CEO of ST Computer Systems and Services Ltd (1997 to 2001).

Dr. Alfred Wee Tiong Loh Dr. Loh is an independent Director of the Company. Dr Loh is the founding partner and Senior Clinical Director of the Raffles Medical Group, a medical practice listed on the main board of the Stock Exchange of Singapore (SGX-SESDAQ). He is also a clinical tutor in Family Medicine in the National University of Singapore's Faculty of Medicine, and a clinical examiner of the School of Postgraduate Medical Studies for the Master of Medicine (Family Medicine) Examinations. Dr. Loh is the Chief Executive Officer ( CEO ) of the World Organisation of Family Doctors (WONCA) which has over 150,000 Family Physicians / General Practitioners in over 85 countries worldwide as its members. As CEO he oversees the running of the Wonca Secretariat in Singapore and the various programmes of the organization globally. He is a Fellow of the College of Family Physicians in Singapore and was its President from 1991 - 1996 ... He was recently elected to the Fellowship of Royal College of General Practioners, UK. Dr Loh also sits on various committees (including National Ethics Committee, Breast Cancer Working Committee, Medicine Advisory Committee) of the Ministry of Health, Singapore, and the Singapore Medical Association. Dr Loh is also involved in his family owned food trading business which is involved in the import and export of frozen products and grocery items to Western Malaysia, Brunei, Myanmar and Vietnam. Dr. Loh received his medical training in Singapore and graduated with the Degree of Bachelor of Medicine, Bachelor of Surgery ( MBBS ) from the University of Singapore in 1973. He also holds an MBA from the University of Hull ( UK )

David Soo Theng Lua Mr Lua is an independent Director of the Company. Presently he is the chairman of ACPS Investmentt Pte Ltd. Previously he was the Acting Chief Operating Officer of Autron Ltd, a company listed on the Singapore Exchange, Director Institutional Sales, of Ong & Co Private Limited, a securities house which is a member of the Singapore Exchange. Mr Lua has had extensive experience in the areas of finance and general management having worked in diversified industries including engineering, manufacturing, - construction, publishing and printing industries. He had, in the past, held various senior management positions and directorships in publicly listed companies in Singapore and Malaysia. He was formerly Deputy Group Managing Director of Avimo Ltd, the Chief Excutive Officer of Lysaght Corrugated Pipes Pte Ltd, an Executive Director of United Engineers Bhd and the Financial Controller of Times Publishing Bhd, among other positions. Mr Lua is a qualified accountant and holds a Degree in Bachelor of Accountancy (Honours) from the University of Singapore (now known as the National University of Singapore) -, Mr Lua is also a Fellow of the Chartered Institute of Management Accountants
(UK) and is a member of the Institute of Certified Public Accountants of Singapore.

Jin Soon Tan Mr Tan is an independent Director of the MycoBiotech. He is presently the Executive Director of Singapore Article Number Council. Previously, he served 31 years with Sime Darby Singapore Ltd in various capacities. He served as a Director, International Trading (1989-1991), Business Development Director (1985-1989), Regional Director, Microcomputer Sime Darby Systems (1984-1985), Sales Director, Consumer Division (1982-1984) and as Director and General Manager of Sime Darby Edible Products (1974-1982). He sits on many international and government organization such as the Electronic Data Interchange ("EDI") and Food Standards Committee. Mr. Tan was a member of the Executive Committee of the Singapore Manufacturer's Association from 1991-1994. Mr. Tan was also a member of the Governing Council of Singapore Institute of Management from 1984 to 1989., and a member of the Court, University of Singapore (1972-1980). Mr. Tan graduated from the University of Malaya (Singapore) with a Bachelor of Arts (B.A) and is a member of the Chartered Institute of Marketing, UK, and the Singapore Institute of Management.

Senior Management

The day-to-day operations of the Company are entrusted to an experienced and qualified team of Executive Officers responsible for the different functions of the Group.

Information on the business and working experience of our Executive Officers is given below:

Dr Kok Kheng Tan Dr Tan is the founder and Chief Executive Officer of Mycobiotech and its subsidiaries. He was educated at the University of Singapore where he obtained his B.Sc (First Class Honours) in Botany and at the University of Manchester where he obtained a Ph.D. in Mycology. He has carried out research in the field of biochemistry specialising in physiology and biochemistry of fungal development and in the cultivation of mushroom. Dr Tan had written many papers for international journals and other publications. He was a member of the Singapore Society for Microbiology, having served as its Vice President and President during the period from 1978 to 1980. He was formerly a lecturer in Biochemistry at the National University of Singapore from 1976 to 1995.

Dr Tan was a director of Singapore Bus Services  (1978) Ltd (now known as DelGro
Corp), a company listed on the Stock Exchange of Singapore. He is currently director of CityCab Pte Ltd and various privately held companies. He is also a council member of the Singapore Confederation of Industries ("SCI") (formerly known as Singapore Manufacturers' Association) and serves as the Chairman of the Food & Beverage Industry Group. Dr Tan also sits on the committee of many public organisations. Among such committee include the Food Advisory Committee of Trade Development Board, Ministry of Environment and Productivity and Standards Board, the Council of National Healthy Lifestyle Committee, and the Ministry of Health's Nutrition Labeling Committee.

Prof John Edward Smith Prof Smith is the Group's Chief Scientific Officer responsible for the research and development of the medical properties of exotic mushrooms. He is a eminent fungal biotechnologist and an Emeritus Professor of Applied Microbiology at the University of Strathclyde, UK. He is a fellow of the Royal Society of Edinburgh and the Institute of Biology U.K. He was a professor of Applied Microbiology at the University of Strathclyde, Head of Department of Applied Microbiology from 1979-1985. He was also a member of Senate and Court of the University. Prof Smith also sits in various food and biotechnology committees in UK and Europe. Among these committees are the Advisory Committee on Novel Foods and Processes, International Scientific Panel of the Danish Research and Development Programme for Food Science and Technology. In addition, he has also served at various times on the councils of Society of General Microbiology and British Mycological Society, UK. He has authored and co-authored more than 180 scientific papers and some 20 books on fungi and fungal biotechnology including a very successful University textbook Biotechnology published by Cambridge University Press , and is on the editorial board of several major microbiological and biotechnology journals including International Journal of Medicinal Mushrooms.

Eugene Lim Eugene is the Group Company Secretary and Chief Financial Officer. He is responsible for the Corporate finance and secretarial function including investor relations, finance and administration for all the companies in the Group. Mr. Lim is also responsible for the Group's corporate planning, human resource, legal and information technology and public relations activities. Mr Lim joined the Group in August 1998 as the General Manager (Finance & Administration) and is a qualified Chartered Accountant and is a Fellow of the Chartered Institute of Management Accountants (UK), the Institute of Company Accountants (UK), the Institute of Financial Accountants (UK) and the Institute of Commerce (UK). Mr Lim has over 28 years experience in financial management, administration, company secretarialship and general management. He has worked in various multinational companies and in various industries including the electronics, manufacturing, piling and civil engineering, music recording and retailing, car rental and travel industries. Mr Lim also holds various positions in community organisations. He is a member of Kampong Chai Chee Citizen Consultative Committee, and a council member of the South-East Community Development Council. He is also the Vice-President of the Chartered Institute of Management Accountants (Singapore Branch).

Yevindra Sepala Ilangakoon Yevindra is the Chief Operating officer for Europe. He joined the Group in January 2000 and is responsible for the group companies in the U.K and Europe. He has 20 years of management experience of which 9 years was with Keels Agro Products Ltd ("KeelsAgro") which was producing Shiitake Mushrooms. During that time, the Company won the Presidential Export Award on 3 consecutive years and was placed 3rd in the National Productivity Awards. He was the Executive Director of Keels Agro for 4 years and thereafter the Managing director of Keels Agro for three years before joining Delmege Forsyth & Co. Ltd, marketing and distribution company as Deputy Managing Director where he worked for 3 years. Mr Yevindra graduated in Microbiology from the Manchester Metropolitan University in U.K. He also holds a postgraduate diploma in Business & Financial Administration from the Institute of Chartered Accountants Business School (Sri Lanka), a post graduate diploma in Marketing and a Master of Business Administration from the University of Jayawardenapura, Sri Lanka.

Richard Poh Pheng Chia Richard is the General Manager (Marketing - Nutraceuticals and Functional Foods). He joined the Group in November 1999. His responsibilities include the Mushroom Shop and for the strategic marketing of all health food products. Richard Chia has more than 15 years hands-on management experience in retail banking , wholesale banking, relationship management, developing new business and divisions and setting-up of joint venture companies in the food and beverages and property industries. He was the General Manager of First Ohio Food Systems Pte Ltd running the Ponderosa Chain of restaurants for 4 years and the Centre Director for KTL Properties Pte Ltd running Clarke Quay for one year. Richard Chia holds a Master in Business Administration from the University of Hull.

Ronald Han Kiang Ang Ronald is the General Manager (Marketing - Mushrooms) of the Company. Mr Ang joined the Group in February 1992 and is responsible for the marketing and sales of mushrooms and other fresh produces. Mr Ang has more then thirty years of experience in food business and has been involved in many areas of food business including buying, selling, marketing, warehousing, retailing and distribution. He had worked with the Primary Production Department, Fitzpatrick's Food Supplies Pte Ltd, Ben Foods (S) Pte Ltd and Jardine Matheson
(S) Ltd. He was responsible in setting up the 7-Eleven chain of convenience stores when he was with Jardine. Prior to joining the Group, he was the Operations Manager of New Mart chain of fresh produces.

Franklin Leong Tian Chong Franklin is the Group Accounts Manager and is responsible for the accounts and financial functions of the Group. He joined the Company in January 2001. Franklin has more than 22 years of financial management experience. Prior to joining the Group, he was Regional Financial Controller for Hotel Equatorial International Ltd and worked in Asia Pacific Hotel Management
Ltd, Hind Hotels International Ltd, Hotel Grand Central Ltd, Tung Mung Texile Pte Ltd and The English Pub Company Pte Ltd. Franklin has a Diploma in Accounting.

Rajive Goonewardena Rajive is the Group's Senior Manager for production and technical support. He joined the Group in June 1996 and is responsible for the development of the mushroom growing technology. Rajive has more than twelve years of experience in mushroom growing. Prior to joining the Group he was the Production Manager of the shiitake farm of John Keells Holdings Ltd and before that the Farm Manager of the Belwood Farm. Rajive is a graduate of the National Institute of Business Management in Sri Lanka.

Thye Aun Yong Yong is the Group's Senior Manager - mushroom production and joined the Group in July 2000. Mr Yong is responsible for running the Singapore Mushroom Farm and for R & D of mushroom production with the view of introducing new edible and medicinal mushrooms to the market. He is a graduate of Nanyang University with a B.Sc(Botany) degree and holds a Master of Science in Botany from the University of Auckland (New Zealand). Mr Yong worked in the Sembawang Field Experimental Station of the Primary Production Department for 25 years, and had been involved in mushroom and vegetable crop research since 1970. He was the Head of Mushroom Research (1985-1994), Head of Vegetable Agrotechnology Section (1989-1994), and Head of Vegetable and food Crop Section (1995). Mr Yong has also published 14 books on mushrooms and other agricultural topics.

Term for Officers and Directors

All directors are elected for a term of one-year. All officers serve at the discretion of the Board of Directors.

Committee Membership

Mr David Lua is the Chairman of the Audit Committee. The other members are Dr Alfred Loh and Victor Ang. Dr Alfred Loh is the Chairman of the Compensation Committee. The other members are Prof Chin Tiong Tan, Victor Ang and Dr. Kok Kheng Tan. Mr David Lua is the Chairman of the Nominating Committee. The other members are Dr Kok Kheng Tan and Dr Alfred Loh.

Executive Compensation.

The following table sets forth information concerning cash and non-cash compensation paid or accrued for services in all capacities to the Company during the year-ended December 31, 2001 of each person who served as the Company's Chief Executive Officer during calendar year 2001. No other executive officers total annual salary and bonus exceeded $100,000 during the calendar year ended December 31, 2001 or for any of the two previous years.

                                                                     Long-Term
            Name and Principal           Annual Compensation        Compensation
                                         -------------------
                 Position      Year   Salary     Bonus       Other   Stock Plans
                 --------      ----   ------     -----       -----   -----------
Dr Kok Kheng Tan, CEO          2001   97,587     8,132      18,188    125,000
                               2000  103,860     8,655      19,812    125,000
                               1999   91,397     6,578      15,873    125,000


Stock Option Grants

Bonuses are determined at the discretion of the Board of Directors, but within the prescribed limits of the employment contract.

At an Extraordinary General Meeting on July 6, 2000, the Company changed the name of its previous option plan from the MycoBiotech Executive Share Option Scheme 1997 to the MycoBiotech Share Option Scheme for Directors and Employees and the terms of the Scheme was extended to cover all employees including non-executive Directors. The total number of share options to be issued by the Company pursuant to the Plan will not exceed 20% of the issued ordinary share capital of the Company.

Under the terms of the Plan, each share option entitles the Directors and the employees of the MycoBiotech Group to subscribe for one new ordinary share of S $1 each in the Company. The options are granted in consideration of S $1 each for all the shares in respect of which the option is granted. The option may be exercised at any time after the date of grant but no later than five years from the date the share option was granted. The shares under option may be exercised in full or in 1,000 shares or a multiple thereof on the payment of the exercise price. Options granted are cancelled when the option holder ceases to be a full-time employee of the Company or any corporation in the MycoBiotech Group subject to certain exceptions at the discretion of the Company.

The following table sets forth information concerning the grant of stock options made during 2001 to each officer and director:

                                      Percent of Total
                                     Options Granted to
                           Options       Employees in
                                           Fiscal       Price Per Expiration      Options
            Name           Granted          Year        Share        Date       Outstanding
            ----           -------        -------       ---------  ---------    ------------

Dr Kok Kheng Tan           125,000         15.15%         0.92     12-31-06       925,000
Eugene Lim                 100,000         12.12%         0.92     12-31-06       510,000
Dr. Loh Wee Tiong Alfred   100,000         12.12%         0.92     12-31-06       250,000
David Lua Soo Theng        100,000         12.12%         0.92     12-31-06       320,000
Tan Chin Tiong             100,000         12.12%         0.92     12-31-06       300,000
Tan Jin Soon               100,000         12.12%         0.92     12-31-06       200,000

Stock Option Exercised and Year-End Option Values

                              Shares Acquired
                Name          on Exercise (#)      Exercise Price
                ----          ---------------      --------------

Dr Kok Kheng Tan                    200,000                54,000
Dr. Lok Wee Tiong Alfred             50,000                27,000
Tan Jin Soon                        100,000                54,000

All of the shares exercised were from previous option grants at $0.54.

Employment Contracts

On January 31, 2000, the Company entered into an employment contract with Dr Kok Kheng Tan. The contract is effective from January 1, 2000 (the "Effective Date").

The principal terms of the service contracts are as follows:

(i) employment will be for a period of five (5) years from the Effective Date or such later date as may be agreed in writing between the Company and the executive. The contract may be terminated by either party giving the other party not less than six months' notice in writing in salary in lieu of notice;

(ii) he will be entitled to a monthly salary of $8,333;

(iii)he shall, in respect of each financial year, be entitled to a bonus of an amount equivalent to not less than 1 months' salary and not more than 6 months' salary at the discretion of the Board.

(iv) he shall, in respect of each financial year, be eligible to participate in the performance incentive bonus for management staff and to be remunerated in such quantum as the Board of Directors shall determine.

(v) in addition, he shall be provided with and entitled to the sole use of a motor car. The Company shall reimburse the executive up to $2,778 per month for the up-keep and maintenance of such motor car, inclusive of gasoline, parking fees and all fees, charges and duties relating to road usage (including but not limited to Electronic Road Pricing charges imposed by the Land Transport Authority or other regulatory body in Singapore);

(vi) the rate of the executive's salary shall be reviewed in January of each year and shall be adjusted by such amount as may be determined by the Board.

C. Board Practices.

Audit Committee

Recognising the importance of corporate governance and the need to offer the highest standards of accountability to shareholders, the Audit Committee intends to adhere closely to the principles outlined in the Best Practices Guide issued by the Singapore Exchange and to meet periodically to perform the following functions:-

(a) review the audit plans of the Company's external auditors;
(b) review the external auditors' evaluation of the system of internal controls;
(c) review the external auditors' reports;
(d) review the co-operation given by the Company's officers to the external auditors;
(e) review the financial statements of the Company and the Group before their submission to the board of Directors;
(f) nominate external auditors for re-appointment; and
(g) review interested party transactions.

Apart from the duties listed above, the Audit Committee will hire and review the findings of internal investigations into matters where there is any suspected fraud or irregularity, or failure of internal controls or infringements of any Singapore law, rule or regulation which has or is likely to have a material impact on the Group's operating results and/or financial position.

Compensation Committee

The Compensation Committee of the Board of Directors establishes the general compensation policies of the Company with respect to stock options and the compensation plans and specific compensation levels for executives of the Company. The Compensation Committee consists of a majority of non-employee Directors who are not eligible to participate in any of the compensation plans or programs it administers, other than the options these individuals receive under the guidelines established for the granting of stock options to Board and Committee members.

The primary consideration of the Compensation Committee in determining overall executive compensation is to motivate, reward and retain the best management team to achieve the company's objective and thus compensation is based upon a combination of overall financial performance of the company, the meeting of long term objectives and each individuals' experience and past performance, while considering salaries of other executives in similar companies.

The executive compensation system consists of three major components: base salary, annual incentive - consisting of participation in a cash bonus program, and long term incentive compensation-consisting of stock option grants.

Nominating Committee

The Nominating Committee is charged with recommending persons to stand for election for the Board of Directors. It is the responsibility of the Committee to investigate potential nominees and to seek the best candidate possible.

D. Employees.

As at 31 December 2001, we had 70 full-time employees. We do not experience any significant seasonal fluctuations in the number of employees. Relationship between management and staff are good and there have not been any industrial disputes in the Company or its subsidiaries.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table sets out, as of October 20, 2002, the beneficial ownership of shares of the Company's common stock by each shareholder of the company who is known by the Company to be a beneficial owner of more than 5% of the Company's common stock and all officers and directors of the company.

                        Amount of Beneficial                  Changes in Prior
  Name                       Ownership          Percent         Three Years
---------                  --------------      -------         --------------
Dr. Koh Kheng Tan             5,373,389(1)      21.00%             630,811
Professor Chin Tiong Tan        211,891           .83%             211,890
Dr. Alfred Wee Tiong Loh        191,011           .75%             191,010
Jin Soon Tan                    120,000           .47              120,000
David Soo Theng Lua              63,001           .24               63,000
Victor Ang                        5,000             -                5,000
Eugene Lim                      153,239           .60              153,238
Dr. Poon Liat Ang (2)         2,216,990          8.73            1,915,049
All officers and directors
as a group (7 persons)

1. Include shares held by Dr. Irene Hwee Kwee Chua, his wife and Everbloom Investment Pte Ltd. And Everbloom Holdings Pte Ltd, entities controlled by the Tan family.

2.   Include shares held by Dr. Eu Li Wu, his wife.


B. Related Party Transactions.

Save as disclosed below, none of our Directors, substantial shareholders of the Company and the Executive Officers has any interest in any material transactions undertaken by the Group in the past three financial years.

(a)  Sale and Purchase of Goods

Since 1983, Everbloom Mushroom, a subsidiary of the Company, has been buying various types of mushrooms from Ban Choon Marketing Pte Ltd. Since 1998, Everbloom Mushroom also sells Shiitake mushrooms to Ban Choon. Mr Tan Chin Hian who holds 91.0 per cent. of the issued and paid up capital of Ban Choon Marketing Pte Ltd. Mr Tan is a Director of the Company and a brother of Dr Tan Kok Kheng.

Particulars of the transactions between Everbloom Mushroom and Ban Choon, all of which took place on an arm's length basis are set out below:-


      ($)                                     FY 1999      FY 2000      FY 2001
      Purchases by Everbloom Mushroom from    31,239        73,769      44,993
      Ban Choon
      Sales by Everbloom Mushroom to Ban      633,914      308,715      183,954
      Choon

(b)  Share of Profits

     Since 1 September 1998, pursuant to a joint marketing scheme between Everbloom Mushroom and Ban Choon, Everbloom Mushroom has located its mushroom trading business in Ban Choon. In return, Ban Choon will receive a share of 20% of the net profit of the said mushroom trading business. In FY 1999, FY 2000, FY 2001 the share of profit amounted to S$63,434, $47,480 and $16,846 respectively.

C.   Interests of Experts and Counsel.

None

Item 8. Financial Information.

A.   Consolidated Statements and other Financial Information
     The consolidated financial statements are filed in this Report as Item 18.
B.   Significant Changes
     Not applicable

Item 9. The Offer and Listing.

A.       Offer and Listing Details
         Because our shares are neither listed nor publicly trade, this provision is not applicable.
B.       Plan of Distribution
         Not applicable. However, when shares are registered, they will be issued as ADR's.
C.       Market
         Because our shares are not yet registered in the United States, there is no current market for the shares nor are they listed on any exchange.
D.       Selling Shareholders
         Not applicable
E.       Dilution
         Not applicable
F.       Expenses of the Issuer
         Not applicable.

Item 10. Additional Information.

A. Share Capital.

The Company is authorized to issue 50,000,000 shares of common stock at a par value of $1.00 (Singapore) (US$0.54). As of October 20, 2002, 25,593,548 shares of the Company's common stock had been issued and were outstanding. In addition 2,692,570 options for the purchase of shares were outstanding as of October 20, 2002. All of the outstanding shares have been fully paid and are non-assessable.

As of December 31, 2001, the Company had 21,109,542 shares issued and outstanding. During the current year, options have been exercised for 304,930 shares and 4,324,006 shares have been sold for cash.

B. Memorandum and Articles of Association.

Corporate Powers. We have been registered under the Company's act in the Republic of Singapore since May 22,1980. Our Memorandum of Association states that the object for which we are established are in essence to engage in any business which is not prohibited by law, enforced in the Republic of Singapore.

Share Capital. The share capital of the Company is $50,000,000 Singapore Dollars (US$27,000,000) divided into 50,000,000 shares of common stock having a par value of $1.00 Singapore (US$0.54). All shares have the same rights with regards to dividends or distributions upon liquidation. The Company has the power to increase or reduce its capital to divide its shares into several classes and to attach to any class preferencial, differed, special rights, privileges or conditions. At present all shares have the same or equal rights and are entitled to one vote per share. The directors of the Company may convene meetings of the shareholders upon 14 days written notice. The general meeting shall be held at least once a year and special meetings may be held at any time. Measures should be passed by a majority of the shares entitled to vote.

Restrictions on Rights to Own Securities. There are no limitations on the right to own securities of the Company.

Change in Control Provisions. There are no provisions of our Memorandum of Association and Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would have operate only with respect to a merger, acquistion or corporate restructuring involving us.

Disclosure of Share Ownership. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Applicable Law. Under the laws of most jurisdictions in the U.S., majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interest of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in the US jurisdictions.

While Singapore law does permit a shareholder of a Singapore company to sue its directors derivatively, that is, in the name of and for the benefit of our company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the U.S.

Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most U.S. jurisdictions. In addtion, the directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the corporation, or any combination, if they determine it is in the best interest of the corporation, its creditors, or its shareholders. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

As in most US jurisdictions, the board of directors of a Singapore corporation is charged with the management of the affairs of the corporation. In most US jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many US jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under BVI law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation. However, under our Articles of Association, we are authorized to indemnify any director or officer who is made our threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith and with a view to our best interests and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. Our Articles of Association also enables us to indemnify any director or officer who is successful in such a proceeding against expense and judgements; fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.

The above description of certain differences between Singapore and US corporate laws is only a summary and does not purport to be complete or to address every applicable aspect of such laws. However, we believe that all material differences are disclosed above.

Changes in Capital. Requirements to effect changes in capital are not more stringent than is required by law.

C. Material Contracts.

The material contracts are attached as Exhibits 10.1 - 10.16

D. Exchange Controls.

There are no material Singapore laws that impose foreign exchange controls on us or that effect our payment of dividends, interest or other payments to non resident holders of our capital stock. Singapore law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident of foreign owners to hold or vote our common stock.

E. Taxation.

The following is a summary of anticipated material U.S. federal income and Singapore tax consequences of an investment in our common stock. The summary does not deal with all possible tax consequences relating to an investment in our common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-Singapore tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of any investment in the common stock. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

United States Federal Income Taxation

The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the common stock. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if:

- a court within the U.S. is able to exercise primary supervision over its administration; and

- one or more U.S. persons have the authority to control all of its substantial decisions.

In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our common stock, which we refer to as a "10% Shareholder". Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our common stock.

A U.S. investor receiving a distribution of our common stock will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. investor's adjusted tax basis in our common stock, and then as gain from the sale or exchange of a capital asset, provided that our common stock constitutes a capital asset in the hands of the U.S. investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on our common stock.

Gain or loss on the sale or exchange of our common stock will be treated as capital gain or loss if our common stock is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held our common stock for more than one year at the time of the sale of exchange.

A holder of common stock may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on our common stock if the dividends are paid by a paying agent, broker or other intermediary in the U.S. or by a U.S. broker or certain U.S. related brokers to the holder outside the U.S. In addition, the proceeds of the sale, exchange or redemption of common stock may be subject to backup withholding , if such proceeds are paid by a paying agent, broker or other intermediary in the U.S.

Backup withholding may be avoided by the holder of common stock if such holder:

-        is a corporation or comes within other  exempt categories; or
- provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

In addition, holders of common stock who are not U.S. persons are generally exempt from backup withholding, although they may be required to comply with certification and indemnification procedures in order to prove their exemption.

Any amounts withheld under the backup withholding rules from a repayment to a holder will be refunded or credited against the holders U.S. federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the holders' U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund or, in the case of non-US holders, an income tax return in order to claim refunds of withheld amounts.

Singapore Taxation

The following provision of Singapore taxation would apply to the Company:

-        a corporate rate of 24.5% of taxable income
-        no backup withholding on outbound payments.
-        No Singapore taxation on non-Singapore residents.

F. Dividends and Paying Agents.

Not applicable

G. Statement by Experts.

Not applicable

H. Documents On Display.

The documents concerning our company which are referred to in this Report may be inspected at our principal executive offices at 12 Science Park Drive #04-01, The Mendel, Singapore, Science Park 1, Singapore 118125.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

                                     Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

                                    Part III
Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    Pages
December 31, 2001
Report of Independent Auditors                                                       F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000                       F-3-4
Consolidated Statements of Loss for the years ended December 31, 2001, 2000
and 1999                                                                             F-5

Consolidated Statements of Changes in Shareholders' Equity for the years ended
December 31, 2001, 2000 and 1999                                                     F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2001,
2000 and 1999                                                                      F-7-8

Notes to Financial Statements F-9-19 June 30, 2002 (Unaudited)
Consolidated Balance Sheet as of June 30, 2002 F-20-21 Consolidated
Statements of Income for the six months ended June 30, 2002 and 2001 F-22 Consolidated Statements of changes in Shareholders'
Equity for the six months ended June 30, 2002 F-23

Consolidated Statements of Cash Flows for the six months ended
June 30, 2002 and 2001                                                           F-24-25

Notes to Financial Statements                                                       F-26

Item 19. Exhibits.

 3.1   Articles and Memorandum of Association of MycoBiotech Ltd.
10.1   Service Contract with Dr. Koh Kheng Tan
10.2   Marketing & Distribution Agreement -
       Everbloom Health Food P/L & Ever-Bloom
       Nutraceuticals (M) Sdn Bhd 10.3 License Agreement -
       Everbloom International Technology P/L & Gulf Mushroom Products Co (S.A.O.G.)
10.4   MycoBiotech Share Option Scheme for Directors & Employees
10.5   Marketing & Distribution Agreement -
       Everbloom Health Food P/L & Latin Asia Inc.
10.6   Sale & Purchase Agreement -
       Everbloom International Technology P/L & P.T. Bank Paribas- BBD Indonesia
10.7   Assignment Agreement - Everbloom International Technology P/L & P.T
       Bank Paribas - BBD Inidonesia
10.8 Sale & Purchase Agreement - Everbloom International Technology P/L & P.T Rabobank Duta Indonesia
10.9 Assignment Agreement - Everbloom International Technology P/L & P.T Rabobank Duta Indonesia
10.10  Distributorship Agreement -
       Everbloom Health Food P/L & Diethlem Singapore P/L
10.11  License Agreement - MycoTechnology Ltd. & Cultuur Techniek Brabant
10.12 License Agreement-Everbloom Biotechnology (Canada) Ltd. & Everbloom-Ridge Mushroom (Joint Venture)
10.13  Distributorship Agreement - MycoBitech Ltd.
10.14  License Agreement - MycoBiotech  Ltd. & Everbloom  Biotechnology
       (Canada) Ltd.
10.15 Distributorship Agreement - Everbloom Health Food P/L & Everbloom Biotechnology (Canada) Ltd.
10.16 Investor Relations Agreement - MycoBiotech Ltd. & Stoneside Development Limited

                                   SIGNATURES

                                                        MYCOBIOTECH LTD.


                                                      By:
                                                         -----------------------
                                                         Dr. Kok Kheng Tan,
                                                         Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                    Title                                  Date
----------                   -------                                ------


                           Chairman of the Board and          October __, 2002
---------------------
Dr Kok Kheng Tan           Chief Executive Officer


                           Director                           October __, 2002
---------------------
Victor Ang


                           Director                           October __, 2002
---------------------
Dr Alfred Wee Tiong Loh


                           Director                           October __, 2002
---------------------
David Soo Theng Lua


                           Director                           October __, 2002
---------------------
Professor Chin Tiong Tan


                           Director                           October __, 2002
---------------------
Jin Soon Tan


                           Chief Financial Officer and        October __, 2002
---------------------
Eugene Lim                 Secretary

                          Independent Auditor's Report


To the Board of Directors,
MYCOBIOTECH, LTD
Singapore


We have audited the accompanying consolidated balance sheet of MYCOBIOTECH, LTD and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of MYCOBIOTECH, LTD and subsidiaries, as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with generally accepted accounting principles accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has a net working capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.




THOMAS LEGER & CO., L.L.P.

Houston, Texas
October 7, 2002

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)
                                     ASSETS

                                                     December 31,
                                             2001                  2000
                                            -------              --------
CURRENT ASSETS
Cash and cash equivalents                 $    47,108         $    74,755
Cash and bank balances - pledged              328,958             173,100
Trade receivables net of provision
  of $23,162 at December 31, 2001             497,646           1,022,394
Stock subscription receivable                 319,689                   -
Inventory                                     605,683             664,176
Prepaid expenses and deposits                  68,366             270,546
Deferred offering expense                      71,775                   -
Other                                          39,778               3,428
                                         --------------      -------------
TOTAL CURRENT ASSETS                        1,979,003           2,208,399
PROPERTY, PLANT AND EQUIPMENT                 300,668             477,496
 INVESTMENTS                                   38,368             807,122
 INTANGIBLE                                   108,430             138,480
DEPOSIT TO SUPPLIER                            88,255              82,642
                                        ---------------     --------------
TOTAL ASSETS                              $ 2,514,724        $  3,714,139
                                        ===============     ==============

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)
                      LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                           December 31,
                                                    2001               2000
                                                    ----               ----

CURRENT LIABILITIES
Bank overdraft secured                        $     352,110      $    322,931
Short-term debt unsecured interest free             108,430           115,400
Open letters of credit                              159,569            29,428
Trade payables                                      647,228           746,438
Other payables and accrued expenses                 775,507           549,653
Income tax payable                                   31,700           127,964
Related parties                                     278,556           457,686
                                               ------------       ------------
TOTAL CURRENT LIABILITIES                         2,353,100          2,349,500
                                               ------------       ------------
LONG-TERM LIABILITIES
Unsecured convertible bonds                         119,274          1,996,423
Grant                                                38,366                  -
Long-term lease obligations                          53,356            102,198
                                               ------------       ------------
TOTAL LONG-TERM LIABILITIES                         210,996          2,098,621
SHAREHOLDERS' EQUITY

Common stock , S $1.00 par value, 25,000,000
authorized; 21,109,542 and 14,002,000 issued
and outstanding at December 31, 2001 and 2000    12,307,813          8,417,452
Paid-in capital                                   2,514,543          2,271,649
Retained deficit                                (14,976,969)       (11,177,668)
Treasury stock                                            -           (248,940)
Accumulated other comprehensive income              105,241              3,525
                                               -------------      -------------
Total Shareholders' Deficit                         (49,372)          (733,982)
                                               -------------      -------------
Total Liabilities and Shareholders' Deficit     $ 2,514,724        $ 3,714,139
                                               =============      =============

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED LOSS STATEMENTS
                             AND COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)

                                                        December 31,
                                           2001             2000            1999
                                        -----------       --------        --------

SALE OF MUSHROOM PRODUCTS               $ 3,455,930     $ 3,706,973     $ 1,256,444
COST OF SALES                             2,883,216       2,461,645         684,426
                                         ----------      ----------        --------
GROSS PROFIT                                572,714       1,245,328         572,018
DEPRECIATION AND AMORTIZATION               118,965         149,512         105,271
GENERAL AND ADMINISTRATIVE EXPENSES
Bad debt                                    122,970         291,705         126,676
Inventory write-down                        428,401          16,122               -
Personnel expense                         1,138,961       1,482,511         645,713
Professional fees                           258,084         183,669          33,459
Rent expense                                407,757         211,008          36,331
Other                                     1,164,310         673,957         189,542
                                         ----------        --------        --------
LOSS FROM OPERATIONS                     (3,066,734)     (1,763,156)       (564,974)
OTHER INCOME (LOSS)
Interest expense                           (145,174)       (140,831)       (138,799)
Equity investment loss                     (574,000)        (10,726)              -
Impairment of investments                  (183,804)              -               -
Other                                       170,411         114,514          67,137
                                           --------        --------         -------
LOSS BEFORE TAXATION                     (3,799,301)     (1,800,199)       (636,636)
PROVISION FOR INCOME TAXES                        -         (43,878)        (31,484)
                                           ---------       --------        --------
NET LOSS                                 (3,799,301)     (1,844,077)       (668,120)
                                         -----------     -----------       ---------
OTHER COMPREHENSIVE INCOME
Foreign currency translation                101,716          65,239         (61,714)
                                           --------         -------         --------
COMPREHENSIVE LOSS                     $ (3,697,585)   $ (1,778,838)     $ (729,834)
                                       =============   =============     ===========
BASIC AND DILUTED LOSS PER SHARE            $ (0.23)        $ (0.14)        $ (0.07)
                                            ========        ========        ========
BASIC WEIGHTED AVERAGE SHARES            15,768,929      13,035,298      10,706,728
                                        ===========     ===========     ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED LOSS STATEMENTS
                             AND COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)

                                                            December 31,
                                            2001               2000               1999
                                          ---------          --------           --------

SALE OF MUSHROOM PRODUCTS                 $ 3,455,930       $ 3,706,973        $ 1,256,444
COST OF SALES                               2,883,216         2,461,645            684,426
                                           ----------        ----------           --------
GROSS PROFIT                                  572,714         1,245,328            572,018
DEPRECIATION AND AMORTIZATION                 118,965           149,512            105,271
GENERAL AND ADMINISTRATIVE EXPENSES
Bad debt                                      122,970           291,705            126,676
Inventory write-down                          428,401            16,122                  -
Personnel expense                           1,138,961         1,482,511            645,713
Professional fees                             258,084           183,669             33,459
Rent expense                                  407,757           211,008             36,331
Other                                       1,164,310           673,957            189,542
                                           ----------          --------           --------
LOSS FROM OPERATIONS                       (3,066,734)       (1,763,156)          (564,974)
OTHER INCOME (LOSS)
Interest expense                             (145,174)         (140,831)          (138,799)
Equity investment loss                       (574,000)          (10,726)                 -
Impairment of investments                    (183,804)                -                  -
Other                                        170,411           114,514             67,137
                                             --------          --------            -------
LOSS BEFORE TAXATION                       (3,799,301)       (1,800,199)          (636,636)
PROVISION FOR INCOME TAXES                         -            (43,878)           (31,484)
                                            ---------          --------           --------
NET LOSS                                   (3,799,301)       (1,844,077)          (668,120)
                                           -----------       -----------          ---------
OTHER COMPREHENSIVE INCOME
Foreign currency translation                  101,716            65,239            (61,714)
                                             --------           -------            --------
COMPREHENSIVE LOSS                       $ (3,697,585)     $ (1,778,838)        $ (729,834)
                                         =============     =============        ===========
BASIC AND DILUTED LOSS PER SHARE              $ (0.23)          $ (0.14)           $ (0.07)
                                              ========          ========           ========
BASIC WEIGHTED AVERAGE SHARES              15,768,929        13,035,298         10,706,728
                                          ===========       ===========        ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF CHANGES
                            IN SHAREHOLDERS' DEFICIT
                     YEARS ENDED DECEMBER 31, 2001 AND 2000
                             (UNITED STATES DOLLARS)

                                                                                    Accumulative
                                                                                        other                     Tolal
                                  Common       Common      Paid-in     Retained     comprehensive   Treasury   Shareholder's
                                  Shares       Stock       capital     deficit          income       stock       deficit
                                 --------     --------    ---------   ---------    --------------   ---------  ------------


Balance December 31, 1998       10,000,001  $ 6,064,208    $ 22,741  $ (8,665,471)             $ -       $ -   $ (2,578,522)
Issue shares for cash            2,205,999    1,303,089     224,470             -                -         -      1,527,559
Foreign currency translation             -            -           -             -          (61,714)        -        (61,714)
Net loss December 31, 1999               -            -           -       (668,120)              -         -       (668,120)
                               -----------   -----------   --------    -----------         --------    -------   -----------
Balance December 31, 1999      12,206,000    7,367,297     247,211     (9,333,591)         (61,714)        -     (1,780,797)
                               -----------   -----------   --------    -----------         --------    -------   -----------
Issue shares for cash            1,350,000      783,902   2,024,438             -                -         -      2,808,340
Issue shares for investment        416,000      248,940           -             -                -  (248,940)             -
Exchange shares for bonds           30,000       17,310           -             -                -         -         17,310
Foreign currency translation             -            -           -             -           65,239         -         65,239
Net loss December 31, 2000               -            -           -    (1,844,077)               -         -     (1,844,077)
Adjustment                               -            3           -             -                -         -              3
                               -----------   -----------  ---------    -----------         --------   --------   -----------
Balance December 31, 2000       14,002,000    8,417,452   2,271,649    (11,177,668)          3,525   (248,940)      (733,982)
                               ===========   -----------  ----------   -----------         --------  ---------   -----------
Issue shares for cash            3,749,246    2,071,933     211,252             -                -         -      2,283,185
Issue shares for services           12,239        6,715       6,715             -                -         -         13,430
Issue shares for investment         86,057       23,161      24,927             -                -   248,940        297,028
Exchange shares for bonds        3,260,000    1,788,555           -             -                -         -      1,788,555
Foreign currency translation             -            -           -             -          101,716         -        101,716
Net loss December 31, 2001               -            -           -    (3,799,301)               -         -     (3,799,301)
Adjustment                               -           (3)          -             -                -         -             (3)
                               -----------  ------------ -----------  ------------         --------  --------     -----------
Balance December 31, 2001      21,109,542   $ 12,307,813 $ 2,514,543 $ (14,976,969)      $ 105,241   $     -      $ (49,372)
                               ===========  ============ ===========  ============         ========  ========     ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                    Year Ended December 31,
                                           2001             2000           1999
                                           ----             ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                 $ (3,799,301)   $ (1,844,077)    $ (668,120)
                                         -------------   -------------    -----------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
CASH USED BY OPERATING ACTIVITIES:
Depreciation and amortization                 118,965         149,512        105,271
Issuance of stock for expenses                 13,430               -              -
Effects of exchange rate changes on cash       (8,363)        (33,223)       (61,714)
Impairment of investment                      183,804               -              -
Equity investment loss                        574,000          10,726              -
(INCREASE) DECREASE IN ASSETS:
Trade receivables                             524,748        (629,057)      (179,485)
Inventory                                      58,493        (273,612)      (146,748)
Prepaid expenses and deposits                 202,180        (162,308)             -
Deferred offering expenses                    (71,775)              -              -
Other                                         (36,350)         12,516       (124,182)
INCREASE (DECREASE) IN LIABILITIES:
Trade payables                                (99,210)        263,838       (495,044)
Other payables and accrued expenses           225,854         220,898       (351,895)
Related parties                              (179,130)        442,675         15,011
Income tax payable                            (96,264)         (6,910)       30,974
                                              --------         -------       -------
Net cash used by operating activities      (2,388,919)     (1,849,022)    (1,875,932)
                                           -----------     -----------    -----------

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                              Year Ended December 31,
                                                      2001             2000             1999
                                                      ----             ----             ----

CASH FLOWS FROM INVESTING  ACTIVITIES
Deposit to supplier                                   (5,613)        (82,642)               -
Investment                                                 -        (805,786)          (1,336)
Intangible                                                 -               -         (168,118)
Purchase of fixed assets                                   -        (310,670)        (304,411)
Sale of common stock                               2,283,185       2,808,340        1,527,559
                                                   ----------      ----------       ----------
Cash provided for investing activities             2,277,572       1,609,242        1,053,694
                                                   ----------      ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft - net                                  29,179         228,186           34,683
Short-term unsecured                                  (6,970)        (70,903)        (937,744)
Letters of credit - net                              130,141          29,428          180,126
Grant                                                 38,366               -                -
Long-term leases                                      48,842          46,935           55,264
Bonds                                                      -               -        1,737,619
                                                    ---------      ----------       ----------
Cash provided for financing activities               239,558         233,646        1,069,948
                                                    ---------      ----------       ----------
NET INCREASE (DECREASE) IN CASH AND
  BANK BALANCES                                      128,211          (6,134)         247,710
Cash and bank balances, at beginning of period       247,855         253,989            6,279
                                                    --------        --------           ------
Cash and bank balances, at end of period           $ 376,066       $ 247,855        $ 253,989
                                                    ========      ==========       ==========
SUPPLEMENTARY CASH FLOWS DISCLOSURES
1. Interest paid                                   $ 145,172       $ 140,831        $ 107,099
                                                    ========      ==========       ==========

2. Taxes paid                                       $ 91,144        $ 45,043              $ -
                                                    =========      =========       ==========


3. Effective December 31, 2001 approximately $1,788,555 of unsecured convertible bonds were exchanged for 3,240,000 shares of S $1 par value common stock.

4. Treasury stock and additional stock, or 480,000 shares of common stock, valued at approximately $260,000 were issued in July, 2001 for investments.

5. Stock subscription receivables totaling $319,689 were collected and deposited into the Company's accounts in January, 2002.

6. Shares were issued in 2000 for approximately $248,940 and the transaction was resended during 2000. The shares were held in treasury until July, 2001.

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
--------------------------------------------------------------------------------

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

     MycoBiotech Ltd. ("Company") is a public limited company domiciled and incorporated in Singapore in 1980.

The principal activities of the Company are the sale of mushroom products and licensing of mushroom cultivation technology and know-how on production of nutraceuticals and functional foods.


2.       BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of subsidiaries which are prepared in accordance with the accounting principles generally accepted in Singapore.

The following material adjustments were made to present the consolidated financial statements to conform with US GAAP: (Rounded to nearest $1,000)


                                                     December 31,
                                       ----------------------------------------
                                        2001            2000              1999
                                       ------          ------            ------
Increase (decrease)
Trade receivable                     (200,000)       (450,000)               -
Inventory                            (413,000)              -                -
Fixed assets                                -        (222,000)        (269,000)
Intangibles                                 -      (1,117,000)        (998,000)
Goodwill                                    -        (480,000)        (531,000)
Investments                        (1,050,000)     (1,200,000)               -
Paid-in capital                    (1,116,000)       (967,000)               -
Retained deficit                   (1,843,000)     (1,569,000)     (1,7998,000)
Sales                                       -        (450,000)        (591,000)
Inventory write-off                   413,000               -                -
Other expense                               -        (133,000)        (591,000)
Amortization                                -        (142,000)        (139,000)
Research and developement                   -        (271,000)               -


Consolidated Companies                     Domicile                    Ownership
----------------------                     --------                    ---------
Everbloom Health Food Pte Ltd             Singapore                        100%
Everbloom International Technology
Pte Ltd                                   Singapore                        100%
Everbloom Mushroom (Kent) Ltd             United Kingdom                   100%
Everbloom Mushroom Pte Ltd                Singapore                        100%
Mycoceuticals Ltd                         United Kingdom                   100%
MycoPharma Pte Ltd                        Singapore                        100%
Myco Technology Ltd                       United Kingdom                   100%

Investments in companies in which the ownership is 50% or less are accounted for under the equity method whereby the Company's share of profits and losses of these companies is included in the consolidated profit and loss account and the Company's investment account adjusted accordingly. Excess losses of an associated company in excess of basis is not recorded.

     The Company reviews its investments periodically and an impairment loss, if any, is recorded.

Intercompany profits and losses are eliminated until realized by the Company as if the enterprise were consolidated.

                 Associated  Companies                 Domicile     Ownership
         ---------------------------------------      ----------  --------------
         Everbloom Biotechnology (Canada)  Ltd            Canada           50%
         Ever-Bloom Nutraceuticals Sdn Bhd               Malaysia          30%
         Medmyco. Ltd                                     Israel           25%
         PT Randhoetatah Cemerlang                      Indonesia          50%


3.       GOING CONCERN

         The Company has repeatedly suffered recurring losses from operations. The Company has been successful in the past raising working capital through the sale of stock and corporate borrowings. The Company raised approximately $2,050,000 in August and September of 2002 to fund operations for the remainder of the year and to implement the Company's business plan. Management believes sufficient funding will be available to meet operating needs and for the company's business plan.


4.       SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

         Basis of consolidation
         The consolidated financial statements of the Company include the Company and its subsidiaries. All material intercompany balances have been eliminated.

         Economic and political risks
         The company faces a number of risks and challenges since its primary operations are in Singapore, Malaysia and Indonesia.

         The financial statements have been prepared assuming the Company will continue as a going concern.

         Cash and cash equivalents
         The Company considers cash and cash equivalents to include cash on hand and demand deposits with banks with maturity dates of three months or less.


         Inventory
         Inventories are stated at lower of cost or market on the first-in, first-out basis, and includes finished goods, raw materials, packaging material and product merchandise. Finished goods include costs of raw materials, packaging and labor used in production.

         Property, plant and equipment
         Property, plant and equipment are carried at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.

         When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

         In accordance with Statement of Financial Accounting Standards, (SFAS) No. 143, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", the Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

         Depreciation is calculated on a straight-line basis over the estimated useful life of the assets. The percentages applied are:

                           Leasehold improvements                          10%
                           Machines and equipment                      20%-33%
                           Vehicles                                        20%
                           Office equipment                                20%

         Intangible
         Intangibles, such as brand names, are amortized over their estimated useful life in accordance with SFAS 142.

         Income taxes
         Taxes are calculated in accordance with taxation principles currently effective in the individual company's domicile. Deferred income taxes are determined under the liability method as required by Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes".

         Foreign currency translation
         Conversion of currency from a Singapore dollar ("S $") into a United States dollar ("US$") has been made at the respective applicable rates of exchange. Assets and liabilities denominated in foreign currencies are converted into US$ at the applicable rate of exchange at the balance sheet date. Income and expense amounts are converted at the average rate of exchange.

         Conversion of currency from S $ into US$ has been made at the rate of exchange on December 31, 2001 and 2000: at US$1.00: S $1.8445: and US$1.00: S $1.7331. No representation is made that the S $ amounts could have been, or could be, converted into US$ at that rate. Income and expense items were converted at the average rates for the year.

         Use of estimates
         The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results when ultimately realized could differ from those estimates.

         Employee benefits
         Share Option Scheme -

         The Company has in place the MycoBiotech Share Option Scheme for granting of share options to Directors (including non-executive Directors) and full-time employees of the Company to subscribe for ordinary shares in the Company. The total number of share options to be issued by the Company pursuant to the scheme shall not exceed 20% of the issued ordinary share capital of the Company.

         Each share option entitles the Directors and the employees of the Company to subscribe for one new ordinary share of S $1 each in the Company. The options are granted in consideration of S $1 each for all the shares in respect of which the option is granted. The option may be exercised at any time after the date of grant but no later than five years from the date the share option was granted. The shares under option may be exercised in full or in 1,000 shares or a multiple thereof on the payment of the exercise price.

         Share options granted are cancelled when the option holder ceases to be a full-time employee of the Company or any subsidiary subject to certain exceptions at the discretion of the Company.

         It is intended that this scheme will lapse when the Company's shares are listed on the Singapore Exchange or any other exchange and another scheme would be introduced to comply with the requirements of that exchange.

         Mandatory contributions -

         Mandatory contributions are made by the Company and its subsidiaries to the respective Government's Central Provident Fund schemes at the statutory rates in force during the period, based on gross salary payments. The cost of these payments is charged to the statement of income in the same period as the related salary cost.

         Revenue recognition
         Revenue is recognized when title passes to the customer upon delivery of the merchandise to a third party shipper.

         Loss per share
         The company follows the statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share". Under SFAS 128, basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common share assumed to be outstanding during the period of computation.

5.       INVENTORIES

          Inventories are summarized as follows:
                                                        December 31,
                                               ------------------------------
                                                2001                    2000
                                               ------                  ------
          Raw Materials                      $396,075                 $347,469
          Finished products                   209,608                  316,707
                                             ---------                --------
                                             $605,683                 $664,176

          Certain inventory is pledged as collateral for loans.

6.        PROPERTY, PLANT AND EQUIPMENT

                                                        December 31,
                                               ------------------------------
                                                2001                    2000
                                               ------                  ------

          Leasehold improvements              $996,678                $996,678
          Machinery and equipment            1,315,914               1,516,165
          Other                                131,824                 188,438
                                             ----------              ----------
                                             2,444,416               2,701,281
          Less accumulated depreciation     (2,143,748)             (2,223,785)
                                             ----------              ----------
                                              $300,668                $477,496

7.       INVESTMENTS

         During 2001, the Company acquired a 50% equity interest in PT Randhoetatah Cemerlang, ("PTRC") in Indonesia. The Company's investment was represented by: the issuance of 480,000 shares of common stock valued at par or approximately $260,000, advances to banks in 2001 and 2000 totaling approximately $232,000; and, other amounts totaling approximately $55,000. The total amount, or approximately $574,000, was expensed in 2001 as part of the company's share of unaudited net loss of PTRC in the amount of $6,870,000. The loss was limited to the Company's investment.

         The advances to banks of $232,000 represents partial payment of a total consideration to be paid to banks in the amount of approximately $1,500,000. Notes (including principle, interest and penalties) exceeding $10,000,000 will be assigned to the Company upon total payment. The agreements with the banks were extended by the banks in January and July of 2002. Total payments to banks as of July 31, 2002 were approximately $264,000. The ultimate economic impact, if any, upon final payment cannot be determined.

8.       INTANGIBLE

         The Company acquired the brand name Linzir and currently markets certain products under this name. The Company paid approximately $240,000 and is amortizing the cost over a ten-year period.

                                                        December 31,
                                                --------------------------------
                                                2001                        2000
                                                -----                      -----
        Linzir Brand Name                      $216,860                $230,800
        Accumulated Amortization               (108,430)                (92,320)
                                               ---------               ---------
                                               $108,430                $138,480
9.       DEFERRED EXPENSES

         Deferred expenses are expenses incurred in the Company's public offering. The amount will be written off in the period the public offering becomes effective or is abandoned.


10.      RELATED PARTY TRANSACTIONS

         Everbloom Mushroom PTE LTD ("EM") has an exclusive agency agreement dated January 2000 with BAN CHOON MARKETING PTE LTD (BAN CHOON). BAN CHOON is controlled by Chin Hian Tan, an officer, shareholder and director of the Company.

         The agency agreement provides for BAN CHOON to be the exclusive distributor of certain products in the Singapore area. The agreement also provides for BAN CHOON to be paid for all the costs incurred in the marketing and distribution of the products plus 20% of the net profit. EM owes BAN CHOON approximately $141,500 net of a commission owed to EM from BAN CHOON from prior years at December 31, 2001.

         During 2001, sales through BAN CHOON totaled approximately $2,645,000 or approximately 77% of total sales. Expenses paid by BAN CHOON were approximately $505,000. Net income provided to the Company was approximately $67,700.

         During 2000, sales through BAN CHOON totaled approximately $2,352,600 or approximately 72% of total sales. Expenses paid by BAN CHOON were approximately $567,000. Net income provided to the Company was approximately $83,000.


         The remaining amounts owed to related parties, approximately $137,000 as of December 31, 2001, is owed to Everbloom Holding Ltd. and Everbloom Investments Ltd. for advances to the Company. These entities are owned and controlled by the Tan Family.

11.      UNSECURED CONVERTIBLE BONDS

         During 2001, unsecured convertible bonds of $1,788,555 were converted into ordinary shares of S $1 each in the capital of the Company. Each bond has an option to subscribe for one ordinary share of S $1 in the Company's common stock at an exercise price of S $1 exercisable at any time within five years from the date of issue or the date the Company receives in-principle approval from The Singapore Exchange Limited for a proposed listing of the shares of the Company, whichever is earlier. The shares under option may be exercised in blocks of 10,000 shares of an integral multiple thereof. The option expires at the end of five years from the date if issue of the bond. On maturity of the bonds, being five years from the date of issue, the face amount of the bonds and all unpaid interest accrued shall be repaid by the Company in full. The bonds bear interest at 5-6% per annum.


12.      GRANT

         Included in non-current liabilities is a grant received of $38,366 approved and funded by Singapore-Israel Industrial Research and Development Foundation ("SIIRDF") to a subsidiary company, Mycopharma Pte Ltd in respect of a project for the development and cultivation of medicinal mushrooms culture for nutraceuticals and biopharmaceuticals. This project is being undertaken by its associated company, MedMyco Ltd, in Israel.

         Under the terms of the agreement dated March 26, 2001 between SIIRDF, MedMyco Ltd and Mycopharma Pte Ltd (where Medmyco Ltd and Mycopharma Pte Ltd are collectively know as the "participants") SIIRDF agrees to fund the project by providing a grant of 50% of the actual expenses incurred for each qualifying item up to 50% of the qualifying cost for such qualifying items. The aggregate amount of the grant shall not exceed US$358,738 or 22% of the total "cost to project", i.e. US$1,161,825 and US$496,650 under the approved project budget of MedMyco Ltd and Mycopharma Pte Ltd respectively, whichever is lower.

         SIIRDF has the right to revoke the award of the grant and/or terminate the agreement at any time if there are any adverse material changes in the implementation of the project. It is agreed between parties under the agreement that participants shall, jointly or severally, repay SIIRDF such grants obtained based on gross sales derived from the sale, leasing or other marketing or commercial exploitation of such innovation, including service or maintenance contract, commencing with the first such commercial transaction and on the repayment schedules as stipulated in the agreement, free of interest.


13.      BANK DEBT

         The Company has three credit facilities covering bank overdrafts and letters of credit. The credit facilities provide for bank overdraft protection of approximately $500,000 and for irrevocable letters of credit for approximately $400,000. The credit facilities are generally secured by cash, inventory, corporate guarantees, key-man insurance and personal guarantees of one of the Company's directors.

         The credit facilities are payable on demand. Interest rates range from one percent to one and one-half percent over the banks prime rates. Interest rates ranged from 6% to 7% at December 31, 2001. Other nominal charges may also apply.


14.      FINANCE LEASE CREDITORS

         Obligations under finance lease contract are as follow:

                                                       2001             2000
                                                      ------           ------
        Minimum lease installments payable
          within one financial year                 $46,290           $ 54,450
          after one financial year but
          within five financial years                51,615            115,217
                                                    --------          ---------
                                                     97,905            169,667
        Finance charges allocated to future
        periods                                     (13,605)           (18,492)
                                                    --------          ---------
        Present value of finance lease liabilities  $84,300           $151,175
                                                    ========          =========
        Due within 12 months                        $30,944           $ 48,978
                                                    ========          =========
        Due after 12 months                         $53,356           $102,197
                                                    ========          =========

15.      THE MYCOBIOTECH SHARE OPTION SCHEME FOR DIRECTORS AND EMPLOYEES
            ("SCHEME")

         At an Extraordinary General Meeting on July 6, 2000, the Company changed the name of its share option scheme from the MycoBiotech Executive Share Option Scheme 1997 to the MycoBiotech Share Option Scheme for Directors and Employees and the terms of the Scheme was extended to cover all employees including non-executive Directors. The total number of share options to be issued by the Company pursuant to the Scheme shall not exceed 20% of the issued ordinary share capital of the Company.

         Under the terms of the Scheme, each share option entitles the Directors and the employees of the MycoBiotech Group to subscribe for one new ordinary share of S $1 each in the Company. The options are granted in consideration of S $1 each for all the shares in respect of which the option is granted. The option may be exercised at any time after the date of grant but no later than five years from the date the share option was granted. The shares under option may be exercised in full or in 1,000 shares or a multiple thereof on the payment of the exercise price. Options granted are cancelled when the option holder ceases to be a full-time employee of the Company or any corporation in the MycoBiotech Group subject to certain exceptions at the discretion of the Company.

         It is intended that this scheme will lapse when the Company's shares are listed on an Exchange and another scheme would be introduced to comply with the requirements of the Exchange.

         No expense was recognized in 2001, 2000, and 1999 related to the options.

         A summary of the status of the company's share options as of December 31, 2001, 2000, and 1999 and the changes during the years ended on those dates are presented below:

                                              Options Outstanding
                                                              Weighted Average
                                      Shares            Exercise Price Per Share
                                     --------           ------------------------
        Balance January 1, 1999       400,000                 S$1.00
        Granted                     1,070,000                 S$1.00
        Exercised                           -                      -
        Forfeited                     (63,500)                     -
        Expired                             -                      -
                                   -----------              ----------
        Balance December 31, 2000   1,368,500                 S$1.00
        Granted                     2,191,000                 S$1.44
        Exercised                    (510,000)                S$1.00
        Forfeited                           -
        Expired                             -
                                   -----------
        Balance December 31, 2001   3,049,500                 S$1.32

         The company accounts for these plans under Accounting Principles Board Opinion No. 25. The difference in compensation expense for the plan determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation is not material.


16.      TAXATION

         Current taxation has been provided in the financial statements on certain individual subsidiaries, as the Company has no taxable income.

         At the balance sheet date, the Company has unused tax losses and capital allowances available for set-off against any future profits subject to agreement by the relevant tax authorities:

                                                           December 31,
                                                    -------------------------
                                                     2001               2000
                                                    ------             ------
        Unused tax losses                       $ 3,543,508          $2,268,693
        Unused capital allowances                    13,554                   -
                                                 ----------           ----------
                                                $3,557,062           $2,268,693
                                                 ==========           ==========
        Potential tax benefit                   $  824,072           $  574,859
                                                 ==========           ==========

         Tax benefit arising from the approximated unused tax losses and capital allowances has not been recognized in the financial statements as the realization of the benefit depends on future profitability and agreement with the relevant tax authorities. As a result, a valuation allowance has been established for the amount of the potential tax benefit as of December 31, 2001, 2000 and 1999.


17.      COMMITMENTS

         At December 31, 2001, there were the following commitments:

         Exclusive rights commitments
         In accordance with the terms of an agreement dated August 21, 2000, a subsidiary company is required to purchase approximately $500,000 of a product from a supplier over the next 2 years in return for the exclusive rights for the supply of mushrooms produced by the supplier.

         Bank loans commitments
         Under the terms of the agreements with the banks as disclosed in Note 7, the Company is required to make further payments of $1,236,000 to effect the assignment of these loans.


         Operating lease commitments
         At December 31, 2001, there were future minimum lease payments under a non-cancelable operating lease in subsequent accounting period as follows:

                                                Amount
                                               --------
                                2002           $ 219,000
                                2003             146,000
                                2004             141,000
                                2005             141,000
                                2006              70,000
                                2007                   -

         The disclosed commitments are based on existing rental rates. The lease agreements provide for periodic revision of such rates in the future.


18.      FINANCIAL INSTRUMENTS

         Net fair value of financial assets and liabilities
         The net fair value of all financial assets and liabilities approximates their carrying value.

         The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the balance sheets and in the notes to the financial statements.


         Interest rate exposures
         The Company exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates.

         The secured bank overdraft and letters of credit facilities are subject to floating interest rates at 1% to 1.5% above prime rates applicable for each interest period. The secured letters of credit receipts facility is subject to floating interest rate at 1.5% above prime rate applicable for each interest period. Each interest period is 365 days.

         Credit risk
         The Company's maximum exposure to credit risk at balance sheet date in relation to each class of recognized financial assets is the carrying amount, net of any provisions for doubtful debts, of those assets as indicated in the balance sheets and notes to the financial statements.

         Foreign currency risk
         The Company incurs foreign currency risk on sales and purchases that are denominated in a currency other than Singapore dollars. The currencies giving rise to this risk are primarily US dollars and Sterling Pounds.

         The Company does not hedge its foreign currency risk.

9.      SUBSEQUENT EVENTS

          STOCK RIGHTS ISSUE
          The Company issued 3,649,776 shares of S $1.00 par for approximately $2,050,000 in August and September of 2002 as per a rights issue to shareholders.

          INVESTOR RELATIONS AGREEMENT

          The Company is planning to register its shares in the United States of America. The Company's shares would trade as American Depository Receipts administered by the Bank of New York.

          The Company entered into an Investor Relations Agreement ("Agreement") on August 6, 2002 with Stoneside Development Limited of the United States of America. The Agreement provides for investor relations and stock promotion for a twelve-month period. The agreement provides for payment of $92,000 over the twelve month period.

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                     ASSETS

                                           June 30,             December 31,
                                            2002                   2001
                                          --------             -------------
CURRENT ASSETS
Cash and cash equivalents               $     63,584         $      47,108
Cash and bank balances - pledged             174,244               328,958
Trade receivables                            528,141               497,646
Stock subscription receivable                      -               319,689
Inventory                                    608,291               605,683
Prepaid expenses and deposits                 76,013                68,366
Deferred offering expense                    151,846                71,775
Other                                         17,217                39,778
                                       ---------------    ------------------
TOTAL CURRENT ASSETS                       1,619,336             1,979,003
PROPERTY, PLANT AND EQUIPMENT                304,453               300,668
INVESTMENTS                                   40,046                38,368
INTANGIBLE                                   101,969               108,430
DEPOSIT TO SUPPLIER                           92,115                88,255
                                       ---------------    ------------------
TOTAL ASSETS                            $  2,157,919          $  2,514,724
                                       ===============    ==================

                    MYCOBIOTECH, LTD AND SUBSIDIARIES
                 CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                         (UNITED STATES DOLLARS)
                  LIABILITIES AND SHAREHOLDERS' DEFICIT


                                                            June 30,        December 31,

CURRENT LIABILITIES
Bank overdraft secured                               $      252,473      $     352,110
Short-term debt unsecured interest free                     175,419            108,430
Open letters of credit                                      240,372            159,569
Trade payables                                              846,844            647,228
Other payables and accrued expenses                         712,690            775,507
Income tax payable                                           23,642             31,700
Related parties                                             371,697            278,556
                                                    ----------------   ---------------
TOTAL CURRENT LIABILITIES                                 2,623,137          2,353,100
                                                    ---------------    ---------------
LONG-TERM LIABILITIES
Unsecured convertible bonds                                 124,491            119,274
Grant                                                        40,044             38,366
ong-term lease obligations                                   11,939             53,356
                                                    -----------------  ---------------
TOTAL LONG-TERM LIABILITIES                                 176,474            210,996
SHAREHOLDERS' EQUITY
Common stock , S $1.00 par value, 50,000,000
authorized; 21,635,272 and 21,109,542 issued and
outstanding at June 30, 2002 and December 31, 2001      12,598,664         12,307,813

Paid-in capital                                          2,884,051          2,514,543
Retained deficit                                       (16,262,811)       (14,976,969)
Accumulated other comprehensive income                     138,404            105,241
                                                    ----------------   ---------------
Total Shareholders' Deficit                               (641,692)          (49,372)
                                                    ----------------   ---------------
Total Liabilities and Shareholders' Deficit            $ 2,157,919        $ 2,514,724
                                                    ===============    ===============

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED LOSS STATEMENTS
                       AND COMPREHENSIVE LOSS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                                  Six months ended June 30,
                                                  2002               2001
                                                --------           --------

SALE OF MUSHROOM PRODUCTS                   $   1,834,542        $ 1,746,374

COST OF SALES                                   1,602,251          1,407,779
                                               ----------         ----------
GROSS PROFIT                                      232,291            338,595

DEPRECIATION AND AMORTIZATION                      60,001             64,506

GENERAL AND ADMINISTRATIVE EXPENSES

Personnel expense                                 552,824            653,076

Rent expense                                      152,944            239,433

Other                                             642,303            342,835
                                               -----------           --------
LOSS FROM OPERATIONS                           (1,175,781)          (961,255)

OTHER INCOME (LOSS)

Interest expense                                  (26,885)           (74,569)

Equity investment loss                            (86,971)                 -

Other                                               3,795             48,885
                                               -----------            -------
LOSS BEFORE TAXATION                           (1,285,842)          (986,939)

PROVISION FOR INCOME TAXES                             -                   -
                                               -----------          ---------
NET LOSS                                       (1,285,842)          (986,939)
                                               -----------          ---------
OTHER COMPREHENSIVE INCOME
Foreign currency translation                       33,163            114,778
                                               -----------           --------

COMPREHENSIVE LOSS                           $ (1,252,679)        $ (872,161)
                                               ===========        ===========

BASIC AND DILUTED LOSS PER SHARE                  $ (0.06)           $ (0.06)
                                                  ========           ========
BASIC WEIGHTED AVERAGE SHARES                  21,330,649         13,889,333
                                              ===========         ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF CHANGES
                            IN SHAREHOLDERS' DEFICIT
                   SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)
                             (UNITED STATES DOLLARS)


                                                                                  Accumulative
                                                                                      other                      Tolal
                                 Common       Common      Paid-in     Retained     comprehensive   Treasury   Shareholder's
                                 Shares       Stock      capital      deficit         income        stock       deficit
                              -  -------   -  ------    ---------   - --------   --   -------     - ------   -  --------


Balance December 31, 2001      21,109,542  $ 12,307,813 $ 2,514,543 $ (14,976,969)    $ 105,241        $ -       $ (49,372)
                               ----------- ---------------------------------------    ----------       ----      ----------
Issue shares for cash             525,730       290,851     369,508             -               -          -        660,359

Foreign currency translation             -           -           -             -          33,163          -         33,163

Net loss June 30, 2002                  -           -           -     (1,285,842)             -          -      (1,285,842)
                                        --          --          --    -----------             --         --     -----------

Balance June 30, 2002          21,635,272  $ 12,598,664 $ 2,884,051 $ (16,262,811)    $ 138,404        $ -      $ (641,692)
                               =========== =======================================    ==========       ====     ===========

                     MYCOBIOTECH, LTD AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                          (UNITED STATES DOLLARS)

                                                 Six months ended June 30,
                                                 2002                2001
                                                 ----                ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                    $ (1,285,842)         $ (986,939)
                                            -------------         -----------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
CASH USED BY OPERATING ACTIVITIES:
Depreciation and amortization                     60,001              64,506
Effects of exchange rate changes on cash          33,163             (25,607)
(INCREASE) DECREASE IN ASSETS:
Trade receivables                                (30,495)            285,001
Inventory                                         (2,608)           (206,444)
Prepaid expenses and deposits                     (7,647)             48,895
Deferred offering expenses                       (80,071)            (72,602)
Other                                             22,561               3,428
INCREASE (DECREASE) IN LIABILITIES:
Trade payables                                   199,616             260,386
Other payables and accrued expenses              (62,817)            484,170
Related parties                                   93,141            (128,140)
Income tax payable                                (8,058)                 -
                                                  -------                 --
Net cash used by operating activities         (1,069,056)           (273,346)
                                              -----------           ---------

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                            (UNITED STATES DOLLARS)

                                                      Six months ended June 30,
                                                      2002                2001
                                                      ----                ----
CASH FLOWS FROM INVESTING  ACTIVITIES
Deposit to supplier                                  (3,860)                  -
Investment                                           (1,678)                  -
(Purchase) disposition of fixed assets              (57,325)             37,137
Sale of common stock                                980,048             274,198
                                                    --------            -------
Cash provided for investing activities              917,185             311,335
                                                    --------            -------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft - net                                (99,637)             39,755
Short-term unsecured                                 66,989               7,989
Letters of credit - net                              80,803              (6,278)
Grant                                                 1,678                   -
Long-term leases                                    (41,417)            (83,270)
Bonds                                                 5,217                   -
                                                    -------                  --
Cash provided for (used by) financing activities     13,633             (41,804)
                                                    -------             --------
NET INCREASE (DECREASE) IN CASH AND
  BANK BALANCES                                    (138,238)             (3,812)
Cash and bank balances, at beginning of period      376,066             247,855
                                                   --------            --------
Cash and bank balances, at end of period           $237,828           $ 244,043
                                                   ========          ==========

                         MYCBIOTECH LTD AND SUBSIDIARIES
                     FOR THE SIX MONTHS ENDED JUNE 30, 2002

     NOTE 1. - BASIS OF PRESENTATION

     The accompanying unaudited financial statements of MycoBiotech, LTD and subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10Q and Item 8 of Form 20-F. They do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included in the accompanying unaudited financial statements. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full year.

     These financial statements should be read in conjunction with the financial
     statements  and  footnotes,   which  are  included  as  part  of  financial
     statements for the year ended December 31, 2001.

     NOTE 2. - SUBSEQUENT EVENT

     STOCK RIGHTS ISSUE

     The Company issued 3,649,776 shares of S $1.00 par for approximately $2,050,000 in August and September of 2002 as per a rights issue to shareholders.

     INVESTOR RELATIONS AGREEMENT

     The Company is planning to register its shares in the United States of America. The Company's shares would trade as American Depository Receipts administered by the Bank of New York.

     The Company entered into an Investor Relations Agreement ("Agreement") on August 6, 2002 with Stoneside Development Limited of the United States of America. The Agreement provides for investor relations and stock promotion for a twelve-month period. The agreement provides for payment of $92,000 over the twelve month period.